IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2019 and for the three-month period ended as of that date, presented comparatively

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°: 77, beginning on July 1st, 2018.

Legal address: 108 Bolívar St., 1st floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: October 29, 2018.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 578,676,460 shares.

Common Stock subscribed, issued and paid up nominal value (in millions of Ps.): 579.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Cresud S.A.C.I.F. y A.).

Legal Address: 877 Moreno St., 23rd. floor, Autonomous City of Buenos Aires, Argentina.

Main activity: Real estate, agricultural, commercial and financial activities.

Direct and indirect interest of the Parent Company on the capital stock: 359,102,219 common shares.

Percentage of votes of the Parent Company (direct and indirect interest) on the shareholders’ equity: 62.34% (1).

Type of stock	CAPITAL STATUS
	Shares authorized for Public Offering (2)	Subscribed, issued and paid up nominal value (in millions of Pesos)
Common stock with a face value of Ps. 1 per share and entitled to 1 vote each	578,676,460	579

(1) For computation purposes, treasury shares have been subtracted.
(2) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Financial Statements.

Terms	Definitions
BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
Cellcom	Cellcom Israel Ltd.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	Securities Exchange Commission
CODM	Chief operating decision maker
CPF	Collective Promotion Funds
Condor	Condor Hospitality Trust Inc.
Cresud	Cresud S.A.C.I.F. y A.
DIC	Discount Investment Corporation Ltd.
Efanur	Efanur S.A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2019
HASA	Hoteles Argentinos S.A.
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IDBT	IDB Tourism (2009) Ltd
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IFRS	International Financial Reporting Standards
IRSA, The Company”, “Us”, “We”	IRSA Inversiones y Representaciones Sociedad Anónima
IRSA CP	IRSA Propiedades Comerciales S.A.
Israir	Israir Airlines & Tourism Ltd.
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
MPIT	Minimum presumed income tax
NCN	Non-convertible notes
New Lipstick	New Lipstick LLC
NFSA	Nuevas Fronteras S.A.
NIS	New Israeli Shekel
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate LTD
Quality	Quality Invest S.A.
Shufersal	Shufersal Ltd.
Tarshop	Tarshop S.A.
Tyrus	Tyrus S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of September 30, 2019 and June 30, 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09,30,2019	06,30,2019
ASSETS
Non-current assets
Investment properties	8	197,192	262,600
Property, plant and equipment	9	26,954	25,120
Trading properties	10, 22	6,559	6,170
Intangible assets	11	22,783	20,159
Right-of-use assets	12	13,281	-
Other assets		33	27
Investments in associates and joint ventures	7	63,004	34,989
Deferred income tax assets	19	398	450
Income tax and MPIT credit		147	170
Restricted assets	13	2,816	3,465
Trade and other receivables	14	17,043	13,920
Investments in financial assets	13	3,915	3,250
Financial assets held for sale	13	-	4,701
Derivative financial instruments	13	99	107
Total non-current assets		354,224	375,128
Current assets
Trading properties	10, 22	277	412
Inventories	22	1,147	1,291
Restricted assets	13	9,640	4,930
Income tax and MPIT credit		428	439
Group of assets held for sale	28	15,850	9,053
Trade and other receivables	14	29,063	25,369
Investments in financial assets	13	30,253	36,256
Financial assets held for sale	13	14,675	13,122
Derivative financial instruments	13	68	46
Cash and cash equivalents	13	62,669	68,060
Total current assets		164,070	158,978
TOTAL ASSETS		518,294	534,106
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent (according to corresponding statement)		37,674	36,094
Non-controlling interest		45,756	60,478
TOTAL SHAREHOLDERS’ EQUITY		83,430	96,572
LIABILITIES
Non-current liabilities
Borrowings	17	275,818	300,482
Lease liabilities		10,160	-
Deferred income tax liabilities	19	33,336	41,406
Trade and other payables	16	2,056	1,973
Income tax and MPIT liabilities		6	-
Provisions	18	10,995	9,017
Employee benefits		166	149
Derivative financial instruments	13	602	1,157
Salaries and social security liabilities		151	124
Total non-current liabilities		333,290	354,308
Current liabilities
Trade and other payables	16	21,205	20,887
Borrowings	17	59,256	51,206
Lease liabilities		3,802	-
Provisions	18	2,127	1,939
Group of liabilities held for sale	28	11,445	6,406
Salaries and social security liabilities		2,652	2,371
Income tax and MPIT liabilities		377	389
Derivative financial instruments	13	710	28
Total current liabilities		101,574	83,226
TOTAL LIABILITIES		434,864	437,534
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		518,294	534,106

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income
for the three-month periods ended September 30, 2019 and 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Three month
	Note	09.30.2019	09.30.2018
Revenues	20	18,610	16,376
Costs	21, 22	(11,786)	(10,509)
Gross profit		6,824	5,867
Net gain from fair value adjustment of investment properties	8	9,032	10,187
General and administrative expenses	21	(2,105)	(1,951)
Selling expenses	21	(2,391)	(2,358)
Other operating results, net	23	(33)	646
Profit from operations		11,327	12,391
Share of profit of associates and joint ventures	7	77	173
Profit before financial results and income tax		11,404	12,564
Finance income	24	251	278
Finance costs	24	(5,663)	(4,295)
Other financial results	24	(7,971)	(287)
Inflation adjustment		(300)	(73)
Financial results, net		(13,683)	(4,377)
(Loss) / profit before income tax		(2,279)	8,187
Income tax	19	(1,833)	456
(Loss) / profit for the period from continuing operations		(4,112)	8,643
Profit for the period from discontinued operations	29	15,095	416
Profit for the period		10,983	9,059
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment		7,843	11,973
Change in the fair value of hedging instruments net of income taxes		(13)	(6)
Items that may not be reclassified subsequently to profit or loss, net of income tax:		-	-
Actuarial loss from defined contribution plans		(51)	-
Other comprehensive income for the period from continuing operations		7,779	11,967
Other comprehensive income for the period from discontinued operations		3,811	7,275
Total other comprehensive income for the period		11,590	19,242
Total comprehensive income for the period		22,573	28,301

Total comprehensive income from continuing operations		3,667	20,609
Total comprehensive income from discontinued operations		18,906	7,692
Total comprehensive income for the period		22,573	28,301

Profit for the period attributable to:
Equity holders of the parent		3,298	7,982
Non-controlling interest		7,685	1,077

(Loss) / profit from continuing operations attributable to:
Equity holders of the parent		(3,413)	7,922
Non-controlling interest		(699)	721

Total comprehensive income attributable to:
Equity holders of the parent		2,610	12,333
Non-controlling interest		19,963	15,968

Total comprehensive (Loss) / income from continuing operations attributable to:
Equity holders of the parent		(688)	5,097
Non-controlling interest		4,355	15,512

Profit per share attributable to equity holders of the parent:
Basic		5.74	13.88
Diluted		5.70	13.79

(Loss) / profit per share from continuing operations attributable to equity holders of the parent:
Basic		(5.94)	13.78
Diluted		(5.94)	13.68

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (2)	Other reserves (3)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2019	575	4	10,532	11,448	62	382	7,402	53,578	(47,889)	36,094	60,478	96,572
Adjustments of previous periods (IFRS 16 and IAS 28) (Note 2.2)	-	-	-	-	-	-	-	-	(913)	(913)	(677)	(1,590)
Restated balance as of July 1, 2018	575	4	10,532	11,448	62	382	7,402	53,578	(48,802)	35,181	59,801	94,982
Profit for the period	-	-	-	-	-	-	-	-	3,298	3,298	7,685	10,983
Other comprehensive (loss) / income for the period	-	-	-	-	-	-	-	(688)	-	(688)	12,278	11,590
Total profit and other comprehensive (loss) / income for the period	-	-	-	-	-	-	-	(688)	3,298	2,610	19,963	22,573
Capitalisation of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	8	8
Dividend distribution	-	-	-	-	-	-	-	-	-	-	(13)	(13)
Decrease due to loss of control	-	-	-	-	-	-	-	-	18	18	(33,949)	(33,931)
Changes in non-controlling interest	-	-	-	-	-	-	-	(135)	-	(135)	(54)	(189)
Balance as of September 30, 2019	575	4	10,532	11,448	62	382	7,402	52,755	(45,486)	37,674	45,756	83,430

(1)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 16 to the Annual Financial Statements.
(2)
Related to CNV General Resolution N° 609/12.
(3)
Group´s other reserves for the period ended September 30, 2019 are comprised as follows:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Hedging instruments	Special reserve	Reserve for defined contribution plans	Other reserves from subsidiaries	Revaluation surplus	Total Other reserves
Balance as of July 1, 2019	(129)	(4,153)	163	1,332	206	(7)	56,246	(244)	82	82	53,578
Other comprehensive loss for the period	-	-	-	-	(633)	-	-	-	(55)	-	(688)
Total comprehensive loss for the period	-	-	-	-	(633)	-	-	-	(55)	-	(688)
Share-based compensation	2	-	(2)	-	-	-	-	-	-	-	-
Changes in non-controlling interest	-	(135)	-	-	-	-	-	-	-	-	(135)
Balance as of September 30, 2019	(127)	(4,288)	161	1,332	(427)	(7)	56,246	(244)	27	82	52,755

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (2)	Other reserves (3)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2018	575	4	10,532	11,448	62	382	7,402	3,862	22,653	56,920	65,471	122,391
Adjustments previous periods (IFRS 9 and 15)	-	-	-	-	-	-	-	-	(229)	(229)	(5)	(234)
Balance as of July 1, 2018 (recast)	575	4	10,532	11,448	62	382	7,402	3,862	22,424	56,691	65,466	122,157
Profit for the period	-	-	-	-	-	-	-	-	7,982	7,982	1,077	9,059
Other comprehensive income for the period	-	-	-	-	-	-	-	4,351	-	4,351	14,891	19,242
Total profit and other comprehensive income for the period	-	-	-	-	-	-	-	4,351	7,982	12,333	15,968	28,301
Share-based compensation	-	-	-	-	-	-	-	-	-	-	2	2
Changes in non-controlling interest	-	-	-	-	-	-	-	(577)	-	(577)	(357)	(934)
Dividends distribution to non-controlling interest in subsidiaries	-	-	-	-	-	-	-	-	-	-	(315)	(315)
Balance as of September 30, 2018	575	4	10,532	11,448	62	382	7,402	7,636	30,406	68,447	80,764	149,211

(1)     Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 16 to the Annual Financial Statements.
(2)     Related to CNV General Resolution N° 609/12.
(3)     Group´s other reserves for the period ended September 30, 2018 are comprised as follows:

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Hedging instruments	Special reserve	Reserve for defined contribution plans	Revaluation surplus	Other reserves from subsidiaries	Total Other reserves
Balance as of July 1, 2018	(144)	(3,076)	176	1,332	853	83	4,716	(244)	82	84	3,862
Other comprehensive income for the period	-	-	-	-	4,331	20	-	-	-	-	4,351
Total comprehensive loss for the period	-	-	-	-	4,331	20	-	-	-	-	4,351
Share-based compensation	2	-	(2)	-	-	-	-	-	-	-	-
Changes in non-controlling interest	-	(492)	-	-	-	-	-	-	-	(85)	(577)
Balance as of September 30, 2018	(142)	(3,568)	174	1,332	5,184	103	4,716	(244)	82	(1)	7,636
(3)

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the three-month periods ended September 30, 2019 and 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2019	09.30.2018
Operating activities:
Net cash generated from continuing operating activities before income tax paid	15	6,770	3,035
Income tax and MPIT paid		(260)	(97)
Net cash generated from continuing operating activities		6,510	2,938
Net cash generated from discontinued operating activities		1,145	310
Net cash generated from operating activities		7,655	3,248
Investing activities:
Increase of interest in associates and joint ventures		(4)	(86)
Acquisition of associates and joint ventures		(2,288)	-
Contributions and issuance of capital in associates and joint ventures		(82)	(12)
Acquisition and improvements of investment properties		(899)	(1,898)
Cash incorporated through deconsolidation of subsidiary		-	54
Proceeds from sales of investment properties		-	11
Acquisitions and improvements of property, plant and equipment		(814)	(795)
Proceeds from sales of property, plant and equipment		2,531	-
Acquisitions of intangible assets		(700)	(701)
Net increase of restricted deposits		(1,577)	(293)
Dividends collected from associates and joint ventures		32	146
Proceeds from sales of interest held in associates and joint ventures		39	631
Proceeds from loans granted		33	92
Acquisitions of financial assets		(8,224)	(8,071)
Proceeds from disposal of investments in financial assets		12,349	12,372
Interests collected from financial assets		277	296
Dividends received from financial assets		67	203
Proceeds from sale of other assets		75	-
Loans granted to related parties		-	(8)
Loans granted		(609)	-
Net cash generated from continuing investing activities		206	1,941
Net cash generated from / (used in) discontinued investing activities		2,347	(193)
Net cash generated from investing activities		2,553	1,748
Financing activities:
Borrowings and issuance of non-convertible notes		11,916	23,292
Payment of borrowings and non-convertible notes		(21,950)	(4,583)
(Payment) / collections of short term loans, net		1,233	1,086
Interests paid		(4,919)	(2,574)
Repurchase of NCN		(8,139)	(804)
Acquisition of non-controlling interest in subsidiaries		(180)	(368)
Proceeds from sale of non-controlling interest in subsidiaries		-	11
Loans received from associates and joint ventures, net		-	86
Payment of borrowings to related parties		-	(5)
Dividends paid to non-controlling interest in subsidiaries		-	(356)
Net proceeds from derivative financial instruments		77	377
Net cash (used in) / generated from continuing financing activities		(21,962)	16,162
Net cash (used in) / generated from discontinued financing activities		(3,810)	160
Net cash (used in) / generated from financing activities		(25,772)	16,322
Net (decrease) / increase in cash and cash equivalents from continuing activities		(15,246)	21,041
Net (decrease) / increase in cash and cash equivalents from discontinued activities		(318)	277
Net (decrease) / increase in cash and cash equivalents		(15,564)	21,318
Cash and cash equivalents at beginning of period		68,060	65,329
Cash and cash equivalents reclassified as held-for-sale		26	(298)
Foreign exchange gain and inflation adjustment on cash and changes in fair value of cash equivalents		10,147	22,252
Cash and cash equivalents at end of period	13	62,669	108,601

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information

These Financial Statements have been approved for issuance by the Board of Directors, on November 8, 2019.

IRSA was founded in 1943, and it is engaged in a diversified range of real estate activities in Argentina since 1991. IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”. Cresud is our direct parent company and IFIS Limited is our ultimate parent company.

The Group has established two Operations Centers, Argentina and Israel, to manage its global business, mainly through the following companies:

  (*) See note 4. to the Annual Financial Statements for more information about the changes within the Operations Center in Israel.

Operations Center in Israel

IDBD and DIC have certain restrictions and financial agreements in relation to their financial debt, including their debentures and loans with banks and financial institutions. Regarding IDBD's financial position, its cash flow and its ability to meet its financial debt commitments, the following should be considered:

Besides IDBD financial situation, its negative equity, negative operating cash flows and low credit rating of its debentures that resulted in its bondholders hiring a representative and legal advisors to evaluate a potential procedure for declaring the insolvency of IDBD, such company’s cash flow forecast for the next 24 months presented to the Board of Directors assumes that IDBD will receive, among other things, proceeds from the sale of private investments which are directly owned by IDBD, in such way that it expects to fulfill all of its obligations for the next 24 months. While the realization of these plans does not depend entirely on factors under its control, IDBD estimates that it will succeed in the execution of these or other plans.

Additionally, IRSA’s Board of Directors has approved a commitment with Dolphin to make capital contributions in Dolphin for up to NIS 210, described in Note 1 to the Annual Financial Statements.

Commitments and other restrictions resulting from the indebtedness of IDBD and DIC have no effect on IRSA since such indebtedness has no recourse against IRSA, nor has IRSA guaranteed it with its assets, except for the commitment to provide funds to Dolphin as described above.

IRSA Inversiones y Representaciones Sociedad Anónima

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2019 prepared in accordance with IFRS. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS.

These financial statements for the interim periods of three months ended September 30, 2019 and 2018 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is approximates or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it will be determined based on the Wholesale Price Index (IPIM) until 2016, considering for the months of November and December 2015 the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) will be considered. The table below presents the index for the period ended September 30, 2019, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

Quarterly Price variation	As of september 30, 2019 (three month period)
13%

As a consequence of the aforementioned, these financial statements as of September 30, 2019 were restated in accordance with IAS 29.

2.2.
Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

As described in Note 2.2 to the annual financial statements, the Group has adapted IFRS 16: “Leases” and Amendment to IAS 28 “Investment in associates and joint ventures” in the current year applying the cumulative effect approach, therefore, accumulated impact was recognized in retained earnings as of July 1, 2018. Comparative figures were not restated

The main changes were the following:

IFRS 16: Leases

The standard establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated mainly impact the tenant's accounting. IFRS 16 provides that the lessee recognizes an asset for the right of use and a liability at present value with respect to those contracts that meet the definition of lease agreements according to IFRS 16. In accordance with the standard, a lease agreement is one that provides the right to control the use of an identified asset for a specific period. In order for a company to have control over the use of an identified asset: a) it must have the right to substantially obtain all the economic benefits of the identified asset and b) it must have the right to direct the use of the identified asset.

IRSA Inversiones y Representaciones Sociedad Anónima

The standard allows to exclude short-term contracts (under 12 months) and those in which the underlying asset has low value.

Amendment to IAS 28 “Investment in associates and joint ventures”

In accordance with the amendment to IAS 28, an entity shall implement the provisions of IFRS 9 to Long-term Investments that are essentially part of the entity's net investment in the associate or in the joint venture according to the definitions of said standard. The provisions of IFRS 9 shall apply to such investments with respect to the interest in the losses of an associate or a joint venture, as well as with respect to the recognition of the impairment of an investment in an associate or joint venture. In addition, when applying IFRS 9 to such long-term investments, the entity will make it prior to the adjustments made to the carrying amount of the investment in accordance with IAS 28.

Additionally, the Company opted for an accounting policy where the currency translation adjustments arising from these loans are recorded as part of other comprehensive income.

The effect on retained earnings as of July 1, 2019 for the first implementation of IFRS 16 and IAS 28 is the following:

	07.01.2019
	Implementation IFRS 16	Implementation IAS 28	Total
ASSETS
Non- Current Assets
Investment properties	336	-	336
Right-of-use assets	11,090	-	11,090
Investments in associates and joint ventures	-	(1,597)	(1,597)
Trade and other receivables	95	-	95
Total Non-Current Assets	11,521	(1,597)	9,924
Current assets	-	-	-
Income tax and MPIT credit	14	-	14
Trade and other receivables	(134)	-	(134)
Group of assets held for sale	2,458	-	2,458
Total current assets	2,338	-	2,338
TOTAL ASSETS	13,859	(1,597)	12,262
SHAREHOLDERS’ EQUITY	-	-	-
Capital and reserves attributable to equity holders of the parent	-	-	-
Retained earnings	7	(920)	(913)
Total capital and reserves attributable to equity holders of the parent	7	(920)	(913)
Non-controlling interest	-	(677)	(677)
TOTAL SHAREHOLDERS’ EQUITY	7	(1,597)	(1,590)
LIABILITIES	-	-	-
Non-Current Liabilities	-	-	-
Trade and other payables	8,363	-	8,363
Total Non-Current Liabilities	8,363	-	8,363
Current Liabilities	-	-	-
Lease liabilities	3,091	-	3,091
Trade and other payables	(54)	-	(54)
Group of liabilities held for sale	2,452	-	2,452
Total Current Liabilities	5,489	-	5,489
TOTAL LIABILITIES	13,852	-	13,852
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	13,859	(1,597)	12,262

2.3.
Comparability of information

Balance items as of June 30, 2019 and September 30, 2018 presented in these Unaudited Condensed Interim Consolidated Financial Statements for comparative purposes arise from the financial statements as of and for such periods restated according to IAS 29 (See note 2.1). Certain items from prior periods have been reclassified for consistency purposes regarding the loss of control in Gav-Yam. See note 4.A. to these Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

3.
Seasonal effects on operations

Operations Center in Argentina

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

Operations Center in Israel

The results of operations of telecommunications and tourism are usually affected by seasonality in summer months in Israel and by the Jewish New Year, given a higher consumption due to internal and external tourism.

4.
Acquisitions and disposals

Significant acquisitions and disposals for the three-month period ended September 30, 2019 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2019, are detailed in Note 4 to the Annual Financial Statements.

Operations Center in Argentina

A.
Condor merger agreement

On July 19, 2019, Condor signed an agreement and merger plan with a company not related to the Group. The agreement set that each ordinary share, whose nominal value is US$ 0.01 per share will be canceled before the merger and will be replaced by the right to receive a cash amount equivalent to US$ 11.10 per ordinary share. Additionally, in accordance with the terms and conditions of the merger agreement, each Series E convertible share will be automatically canceled and shareholders will become entitled to receive a cash amount equal to US$ 10.00 per share.

It is estimated that the operation will be completed between November 2019 and December 2019. At the date of issuance of these financial statements, the Group held 2,197,023 ordinary shares and 325,752 Series E shares.

Operations Center in Israel

A.
Sale of Gav-Yam

On July 1, 2019, PBC sold approximately 11.7% of its equity interest in Gav-Yam's through private agreements. After this transaction, the holding of PBC in Gav-Yam changed from 51.7% to 40.0%. The consideration received for said sale was NIS 456 (approximately Ps. 5,472 at the date of the transaction).

Additionally, on September 1, 2019, PBC sold approximately an additional 5.14% of Gav-Yam, therefore the stake of PBC in Gav-Yam went from 40.0% to 34.9%. as a consecuense of the aforementioned sales, PBC has lost control over Gav-Yam, as it does not have the power to designate the majority of the board or to appoint or remove the key management of the company, and started to consider Gav-Yam as an associate, deconsolidating it from that date.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a detail of the sale:

09.30.2019
Cash received	11,229
Remeasurement of the fair value of the remaining investment	25,324
Total	36,553
Net assets written off including goodwill	(22,143)
Gain from sale of subsidiary, net of taxes (*)	14,411

(*) These results are presented within discontinued operations.

Below is a detail of the net assets deconsolidated:

09.30.2019
Investment properties	122,705
Property, plant and equipment	836
Intangible assets	2,583
Right-of-use assets	33
Investments in associates and joint ventures	3,461
Restricted assets	298
Trade and other receivables	911
Investments in financial assets	10,517
Trading properties	122
Income tax credit	149
Cash and cash equivalents	8,364
TOTAL ASSETS	149,979
Borrowings	77,523
Lease liabilities	33
Deferred income tax liabilities	14,277
Trade and other payables	1,888
Employee benefits	17
Salaries and social security liabilities	50
Income tax and MPIT liabilities	99
TOTAL LIABILITIES	93,887
Non-controlling interest	33,949
Net assets written off including goodwill	22,143

B.
Agreement for sale of a plot of land in the US

As mentioned in Note 4. D of the Operations Center in Israel, the agreement for the sale of the land attached to the Tivoli project has been breached and terminated. In July 2019, the Group signed a new agreement for the sale of the aforementioned land, for a total amount of US$ 18 million. At this stage, there is no certainty that the sale transaction will be completed.

C.
IDBD financing agreement

On August 31, 2019, IDBD’s Board of Directors gave its approval to accept a commitment by Dolphin to make a capital contribution ("the Commitment"), whose main points are the following:

Dolphin irrevocably undertook the commitment to make capital contributions to IDBD for a total amount of NIS 210 in three equal annual payments (NIS 70 each) on September 2, in each of the years 2019-2021 ("Payments" and "payment dates", respectively). The aforementioned payments will be made in exchange for the company’s shares or as a subordinated loan in similar terms to the subordinated loan that Dolphin advanced in the past to IDBD. On September 2, 2019, the first payment for NIS 70 million was made.

IDBD will have the right to demand an advance of a sum of up to NIS 40 on account of the second payment if it does not have the resources to finance Clal's third buyer (Note 4), subject to the approval of the Audit Committee and the Board of Directors.

IRSA committed unilaterally and irrevocably to transfer to Dolphin the amounts it needs to comply with the Commitment ("IRSA Commitment"). If Dolphin does not make the capital contributions in accordance with the Commitment, then Dolphin's rights in accordance with the IRSA Commitment will be automatically assigned to IDBD, and IDBD will have the right to act to carry out the IRSA Commitment.

IRSA Inversiones y Representaciones Sociedad Anónima

The Commitment will automatically expire in each of the following cases: (a) if motions are filed to decree insolvency against IDBD (whether voluntarily or involuntarily filed) in the courts of Israel and they are valid in any of the Payment Dates, in which case the corresponding Payment Date will be postponed for a period of 90 days and the corresponding payment will be transferred to IDBD only if the procedures are canceled during the mentioned period of 90 days. If the procedures for declaring insolvency are not canceled within 90 days as mentioned above, the entire commitment will expire; (b) if an insolvency decree is given as set forth in section 3 of the Israel Insolvency and Economic Recovery Act, 5778-2018; and (c) a trustee, fiduciary, special manager or any officer of this type (temporary or permanent) is appointed in IDBD, or the court will issue a similar order (with respect to the insolvency of IDBD).

D.
Advance payment of Ispro debentures

In August 2019, the Audit Committee and Ispro Board approved the full advance payment of the debentures (Series B), which were quoted in the TASE, the total amount was NIS 131. The early repayment of these debentures will make Ispro an unlisted company for the TASE.

E.
Sale of Clal shares

On August 28, 2019, the second buyer of the transaction described in Note 4.A. notified the decision to exercise the option for the remaining 3% at a price of NIS 50 per share for a total of NIS 83 million. These shares were delivered through a swap contract.

On September 3, 2019, IDB concluded an agreement for the sale of an additional 6% of Clal shares, of which 1% would be collected in cash (approximately NIS 29) and the remaining 5% through the receipt of IDBD’s own debentures for a nominal value of approximately NIS 190 million. The agreed price of Clal share was NIS 52.5 and the discount value applied to the IDBD debentures was between 25% - 21% discount with respect to the nominal value.

As a result of the aforementioned sales, as of September 30, 2019, the holding of IDBD in Clal directly and through swap contracts was reduced to 35.3%.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

From June 30, 2019 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost). Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments.

6.
Segment information

As explained in Note 6 to the Annual Financial Statements, the Group reports its financial performance separately in two Operations Centers. As described in Note 4.A. to these Financial Statements, the Group lost control of Gav-am as of September 30, 2019 and has reclassified its results to discontinued operations. Segment information for the period ended September 30, 2018 has been recast for the purposes of comparability with the present period.

Below is a summary of the Group’s operative segments and a reconciliation between the operating income according to segment information and the operating income of the statement of income and other comprehensive income of the Group for the periods ended September 30, 2019 and 2018:

IRSA Inversiones y Representaciones Sociedad Anónima

	Three months ended September 30, 2019
	Operations Center in Argentina	Operations Center in Israel	Total	Joint ventures (1)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	2,642	15,329	17,971	(20)	665	(6)	18,610
Costs	(543)	(10,554)	(11,097)	8	(697)	-	(11,786)
Gross profit / (loss)	2,099	4,775	6,874	(12)	(32)	(6)	6,824
Net gain from fair value adjustment of investment properties	9,433	-	9,433	(401)	-	-	9,032
General and administrative expenses	(474)	(1,643)	(2,117)	4	-	8	(2,105)
Selling expenses	(220)	(2,175)	(2,395)	4	-	-	(2,391)
Other operating results, net	(57)	(6)	(63)	-	32	(2)	(33)
Profit / (loss) from operations	10,781	951	11,732	(405)	-	-	11,327
Share of profit / (loss) of associates and joint ventures	237	(463)	(226)	303	-	-	77
Segment profit / (loss)	11,018	488	11,506	(102)	-	-	11,404
Reportable assets	97,157	396,913	494,070	(564)	-	24,788	518,294
Reportable liabilities	-	(351,445)	(351,445)	-	-	(83,419)	(434,864)
Net reportable assets	97,157	45,468	142,625	(564)	-	(58,631)	83,430

	Three months ended September 30, 2018
	Operations Center in Argentina	Operations Center in Israel	Total	Joint ventures (1)	Expensesand collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	2,767	12,875	15,642	(20)	759	(5)	16,376
Costs	(561)	(9,185)	(9,746)	9	(772)	-	(10,509)
Gross profit / (loss)	2,206	3,690	5,896	(11)	(13)	(5)	5,867
Net gain from fair value adjustment of investment properties	11,402	-	11,402	(1,215)	-	-	10,187
General and administrative expenses	(471)	(1,491)	(1,962)	6	-	5	(1,951)
Selling expenses	(258)	(2,102)	(2,360)	2	-	-	(2,358)
Other operating results, net	8	618	626	9	13	(2)	646
Profit / (loss) from operations	12,887	715	13,602	(1,209)	-	(2)	12,391
Share of profit / (loss) of associates and joint ventures	15	(405)	(390)	563	-	-	173
Segment profit / (loss)	12,902	310	13,212	(646)	-	(2)	12,564
Reportable assets	131,991	592,934	724,925	(825)	-	30,252	754,352
Reportable liabilities	-	(501,457)	(501,457)	-	-	-	(501,457)
Net reportable assets	131,991	91,477	223,468	(825)	-	30,252	252,895

(1)
    Represents the equity value of joint ventures that were proportionately consolidated for segment information.
(2)
Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of Ps. 8,383 as of September 30, 2019.

Below is a summarized analysis of the business unit of the Group’s Operations Center in Argentina for the periods ended September 30, 2019 and 2018:

	Three months ended September 30, 2019
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	1,525	512	61	513	2	-	29	2,642
Costs	(132)	(27)	(42)	(314)	(3)	-	(25)	(543)
Gross profit / (loss)	1,393	485	19	199	(1)	-	4	2,099
Net gain from fair value adjustment of investment properties	440	5,006	3,769	-	-	-	218	9,433
General and administrative expenses	(187)	(41)	(45)	(78)	(33)	(64)	(26)	(474)
Selling expenses	(103)	(21)	(39)	(56)	-	-	(1)	(220)
Other operating results, net	(30)	(4)	(12)	(3)	(1)	-	(7)	(57)
Profit / (loss) from operations	1,513	5,425	3,692	62	(35)	(64)	188	10,781
Share of profit / (loss) of associates and joint ventures	-	-	1	-	(167)	-	403	237
Segment profit / (loss)	1,513	5,425	3,693	62	(202)	(64)	591	11,018

Investment properties and trading properties	40,199	29,910	26,022	-	85	-	1,055	97,271
Investment in associates and joint ventures	-	-	420	-	(7,035)	-	4,254	(2,361)
Other operating assets	230	54	145	1,576	171	-	71	2,247
Operating assets	40,429	29,964	26,587	1,576	(6,779)	-	5,380	97,157

For the three-month period ended September 30, 2019, the net gain from fair value adjustments of shopping malls was Ps. 440 million. The net impact of the values in pesos of our properties was mainly a consequence of the change in macroeconomic conditions:

IRSA Inversiones y Representaciones Sociedad Anónima

(a) positive result of Ps.13,608.6 million as a consequence of an increase in the projected inflation rate plus GDP, with the resulting increase in the cash flow of shopping malls revenues;
(b) negative result of Ps.16,708.1 million due to the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow;
(c) an increase of 72 basis points in the discount rate, mainly due to an increase in the country-risk rate component of the WACC discount rate used to discount the cash flow, which led to a decrease in the value of the shopping malls of Ps.2,244 million.
(d) positive impact of Ps.9,999.4 million resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period (Argentine Peso depreciation of 35.8% against the dollar);

The value of our office buildings and other rental properties measured in real terms increased by 20.5% during the three-month period ended as of September 30, 2019, due to a devaluation of the peso which exceeded the period's inflation rate.

Additionally, due to the impact of the inflation adjustment, part of the gain from fair value adjustments was reclassified due to exposure to changes in the purchasing power of the currency.

	Three months ended September 30, 2018
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	1,786	344	34	571	-	-	32	2,767
Costs	(165)	(20)	(23)	(318)	-	-	(35)	(561)
Gross profit / (loss)	1,621	324	11	253	-	-	(3)	2,206
Net (loss) / gain from fair value adjustment of investment properties	(3,168)	10,575	3,811	-	-	-	184	11,402
General and administrative expenses	(191)	(48)	(36)	(100)	(20)	(64)	(12)	(471)
Selling expenses	(158)	(18)	(11)	(66)	-	-	(5)	(258)
Other operating results, net	(16)	(3)	(13)	23	3	-	14	8
(Loss) / profit from operations	(1,912)	10,830	3,762	110	(17)	(64)	178	12,887
Share of profit/ (loss) of associates and joint ventures	-	-	3	-	(114)	-	126	15
Segment (loss) / profit	(1,912)	10,830	3,765	110	(131)	(64)	304	12,902

Investment properties and trading properties	67,533	33,979	23,614	-	-	-	1,210	126,336
Investment in associates and joint ventures	-	-	370	-	(3,984)	-	6,918	3,304
Other operating assets	222	179	146	1,583	190	-	31	2,351
Operating assets	67,755	34,158	24,130	1,583	(3,794)	-	8,159	131,991

Below is a summarized analysis of the business unit of the Group’s Operations Center in Israel for the periods ended September 30, 2019 and 2018:

	Three months ended September 30, 2019
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	2,896	-	12,073	-	-	360	15,329
Costs	(1,595)	-	(8,867)	-	-	(92)	(10,554)
Gross profit	1,301	-	3,206	-	-	268	4,775
General and administrative expenses	(231)	-	(1,068)	-	(175)	(169)	(1,643)
Selling expenses	(64)	-	(2,073)	-	-	(38)	(2,175)
Other operating results, net	(77)	-	213	-	(39)	(103)	(6)
Profit / (loss) from operations	929	-	278	-	(214)	(42)	951
Share of loss of associates and joint ventures	(334)	-	-	-	-	(129)	(463)
Segment profit / (loss)	595	-	278	-	(214)	(171)	488

Operating assets	149,627	25,258	116,518	14,675	36,570	54,265	396,913
Operating liabilities	(121,272)	-	(93,016)	-	(116,885)	(20,272)	(351,445)
Operating assets (liabilities), net	28,355	25,258	23,502	14,675	(80,315)	33,993	45,468

	Three months ended September 30, 2018
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	2,518	-	10,049	-	-	308	12,875
Costs	(1,611)	-	(7,381)	-	-	(193)	(9,185)
Gross profit	907	-	2,668	-	-	115	3,690
General and administrative expenses	(117)	-	(896)	-	(189)	(289)	(1,491)
Selling expenses	(41)	-	(1,984)	-	-	(77)	(2,102)
Other operating results, net	-	-	75	-	-	543	618
Profit / (loss) from operations	749	-	(137)	-	(189)	292	715
Share of loss of associates and joint ventures	(193)	-	-	-	-	(212)	(405)
Segment profit / (loss)	556	-	(137)	-	(189)	80	310

Operating assets	312,184	30,283	114,916	36,308	64,396	34,847	592,934
Operating liabilities	(245,818)	-	(89,335)	-	(152,787)	(13,517)	(501,457)
Operating assets (liabilities), net	66,366	30,283	25,581	36,308	(88,391)	21,330	91,477

IRSA Inversiones y Representaciones Sociedad Anónima

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the three month period ended September 30, 2019 and for the year ended June 30, 2019 were as follows:

	September 30, 2019	June 30, 2019
Beginning of the period / year	28,172	41,081
Adjustments of previous years (IFRS 16, 9 and 15 and IAS 28)	(1,597)	(120)
Increase in equity interest in associates and joint ventures	4	549
Issuance of capital and contributions	82	104
Capital reduction	(928)	(529)
Decrease of interest in associate	-	(5,651)
Share of profit / (loss)	127	(5,502)
Increase in associates through loss of control of subsidiaries	25,324	-
Currency translation adjustment	3,460	(318)
Dividends (i)	(13)	(1,353)
Reclassification to held-for-sale	(3,325)	-
Others	3,315	(89)
End of the period / year (ii)	54,621	28,172

(i)
Note 25.
(ii)
As of September 30, 2019 and June 30, 2019 includes Ps. (8,383) and Ps. (6,817), reflecting interests in companies with negative equity, which were disclosed in “Provisions” (Note 18).

Name of the entity	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
	September 30, 2019	June 30, 2019	September 30, 2019	June 30, 2019	September 30, 2019	September 30, 2018
Associates
New Lipstick (1)	49.96%	49.90%	(8,383)	(6,817)	(1,566)	(1,787)
BHSA	29.91%	29.91%	3,754	3,504	349	92
Condor	18.89%	18.90%	1,307	1,096	(13)	493
PBEL	45.00%	45.00%	-	1,559	(77)	774
Shufersal	26.02%	33.56%	25,258	18,120	4,162	9,208
Other associates	N/A	N/A	29,639	2,635	69	728
Joint ventures
Quality	50.00%	50.00%	1,776	1,472	293	458
La Rural SA	50.00%	50.00%	139	80	59	36
Mehadrin	45.41%	45.41%	-	3,815	572	1,117
Other joint ventures	N/A	N/A	1,131	2,708	(405)	785
Total associates and joint ventures			54,621	28,172	3,443	11,904

(1)
On March 4th 2019, Metropolitan a subsidiary of New Lipstick, has renegotiated its non-recourse debt with IRSA, for an amount of USD 11 plus a contingent amount over the option price on part of the parcel of the land where the Lipstick building is built. The debt is due on April 30, 2021.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is additional information about the Group’s investments in associates and joint ventures:

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Latest financial statements issued
				Share capital (nominal value)	Profit / (loss) for the period	Shareholders’ equity
Associates
New Lipstick	U.S.	Real estate	N/A	N/A	(*) (8)	(*) (217)
BHSA	Argentina	Financial	448,689,072	(***) 1,500	(***) 1,167	(***) 12,550
Condor	U.S.	Hotel	2,245,100	N/A	(*) (2)	(*) 92
PBEL	India	Real estate	450	(**) 1	(**) (20)	(**) (512)
Shufersal	Israel	Retail	79,282,087	(**) 242	(**) 254	(**) 1,859
Other associates				N/A	N/A	N/A
Joint ventures
Quality	Argentina	Real estate	120,827,022	326	585	3,504
La Rural SA	Argentina	Organization of events	714,498	1	21	52
Mehadrin	Israel	Agriculture	1,509,889	(**) 3	(**) (32)	(**) 574
Other joint ventures			-	N/A	N/A	N/A

(*)
Amounts in millions of US Dollars under USGAAP. Condor’s year-end falls on December 31, so the Group estimates their interest with a three-month lag, including material adjustments, if any.
(**)
Amounts in millions of NIS.
(***)
Information as of September 30, 2019 according to BCRA's standards.

Puerto Retiro (joint venture):

There have been no changes to what was informed in Note 8 to the Annual Financial Statements.

8.
Investment properties

Changes in the Group’s investment properties for the three-month period ended September 30, 2019 and for the year ended June 30, 2019 were as follows:
	Three months ended September 30, 2019				Year ended June 30, 2019
	Rental properties	Undeveloped parcels of land	Properties under development	Total	Total
Fair value at the beginning of the period / year	231,084	22,445	9,071	262,600	284,970

Adjustments of previous years	336	-	-	336	336
Additions	350	-	914	1,264	9,142
Capitalized finance costs	-	-	-	-	183
Capitalized leasing costs	8	-	-	8	12
Amortization of capitalized leasing costs (i)	(3)	-	-	(3)	(17)
Transfers	26	(26)	-	-	341
Deconsolidation	(113,827)	(5,118)	(3,760)	(122,705)	-
Disposals	-	-	-	-	(2,951)
Currency translation adjustment	43,870	1,618	1,172	46,660	(2,399)
Net gain from fair value adjustment	5,159	3,366	507	9,032	(26,681)
Fair value at the end of the period / year	167,003	22,285	7,904	197,192	262,600

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 21).

The following amounts have been recognized in the Statements of Income:

	09.30.2019	09.30.2018
Rental and services income	4,241	4,260
Direct operating expenses	(1,404)	(1,470)
Net unrealized gain from fair value adjustment of investment properties	9,032	10,187

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques. The Company has reassessed the assumptions at the end of the period, incorporating the effect of the variation in the exchange rate in other assets denominated in US Dollars.

IRSA Inversiones y Representaciones Sociedad Anónima

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the three month period ended September 30, 2019 and for the year ended June 30, 2019 were as follows:

	Three month ended September 30, 2019					Year ended June 30, 2019
	Buildings and facilities	Machinery and equipment	Communication networks	Others	Total	Total
Costs	8,371	1,903	71,889	9,626	91,789	86,770
Accumulated depreciation	(5,220)	(1,301)	(54,885)	(5,263)	(66,669)	(61,896)
Net book amount at the beginning of the period / year	3,151	602	17,004	4,363	25,120	24,874
Additions	86	30	746	404	1,266	5,625
Disposals	(2)	-	(2,382)	(136)	(2,520)	(47)
Deconsolidation	(348)	(453)	-	(35)	(836)	-
Currency translation adjustment	405	133	3,712	991	5,241	(567)
Transfers from / to investment properties	-	(17)	-	-	(17)	9
Depreciation charges (i)	(75)	(25)	(811)	(389)	(1,300)	(4,774)
Balances at the end of the period / year	3,217	270	18,269	5,198	26,954	25,120
Costs	6,871	1,530	82,366	10,019	100,786	91,789
Accumulated depreciation	(3,654)	(1,260)	(64,097)	(4,821)	(73,832)	(66,669)
Net book amount at the end of the period / year	3,217	270	18,269	5,198	26,954	25,120

(i)
As of September 30, 2019, depreciation charges of property, plant and equipment were recognized as follows: Ps. 1,149 in "Costs", Ps. 115 in "General and administrative expenses" and Ps. 36 in "Selling expenses", respectively in the Statement of Income (Note 21).

10.
Trading properties

Changes in the Group’s trading properties for the three month period ended September 30, 2019 and for the year ended June 30, 2019 were as follows:

	Three month ended September 30, 2019				Year ended June 30, 2019
	Completed properties	Properties under development	Undeveloped sites	Total	Total
Beginning of the period / year	2,114	1,884	2,584	6,582	17,376
Adjustment of previous years (IFRS 15)	-	-	-	-	(6,555)
Additions	-	438	6	444	2,885
Deconsolidation	-	(122)	-	(122)	-
Currency translation adjustment	378	243	459	1,080	(1,065)
Transfers	142	(116)	(26)	-	42
Impairment	-	-	-	-	(36)
Capitalized finance costs	-	33	-	33	14
Disposals	-	(1,181)	-	(1,181)	(6,079)
End of the period / year	2,634	1,179	3,023	6,836	6,582
Non-current				6,559	6,170
Current				277	412
Total				6,836	6,582

IRSA Inversiones y Representaciones Sociedad Anónima

11.
Intangible assets

Changes in the Group’s intangible assets for the three-month period ended September 30, 2019 and for the year ended June 30, 2019 were as follows:

	Three month ended September 30, 2019							Year ended June 30, 2019
	Goodwill	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others	Total	Total
Costs	5,165	5,561	7,454	15,967	5,080	6,780	46,007	41,471
Accumulated amortization	-	(430)	(5,641)	(13,486)	(2,077)	(4,214)	(25,848)	(19,765)
Net book amount at the beginning of the period / year	5,165	5,131	1,813	2,481	3,003	2,566	20,159	21,706
Additions	-	-	-	-	288	438	726	2,930
Disposals	-	-	-	-	(75)	-	(75)	(48)
Deconsolidation	(2,566)	-	-	-	(17)	-	(2,583)	-
Impairment	-	-	-	-	-	-	-	(145)
Currency translation adjustment	1,987	1,189	408	527	653	580	5,344	(631)
Amortization charges (i)	-	(26)	(51)	(219)	(259)	(233)	(788)	(3,653)
Balances at the end of the period / year	4,586	6,294	2,170	2,789	3,593	3,351	22,783	20,159
Costs	4,586	6,857	9,193	19,699	6,186	8,801	55,322	46,007
Accumulated amortization	-	(563)	(7,023)	(16,910)	(2,593)	(5,450)	(32,539)	(25,848)
Net book amount at the end of the period / year	4,586	6,294	2,170	2,789	3,593	3,351	22,783	20,159

(i)  As of September 30, 2019, amortization charges were recognized in the amount of Ps. 39 in "Costs", Ps. 287 in "General and administrative expenses" and
  Ps. 462 in "Selling expenses", in the Statement of Income (Note 21).

12.
Right-of-use assets

The Group’s right-of-use assets as of September 30, 2019 and June 30, 2019 are the following:

	September 30, 2019	June 30, 2019
Real Estate	3,152	-
Telecommunications	9,308	-
Others	821	-
Total right-of-use assets	13,281	-
Non-current	13,281	-
Total	13,281	-

The depreciation charge of the right-of use-assets is detailed below:

	September 30, 2019	September 30, 2018
Real Estate	38	-
Telecommunications	927	-
Others	1	-
Total depreciation of right-of-use assets	966	-

IRSA Inversiones y Representaciones Sociedad Anónima

13.
Financial instruments by category

This note presents the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy see Note 13 to the Annual Financial Statements. Financial assets and financial liabilities as of September 30, 2019 are the following:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
September 30, 2019
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	38,334	-	-	-	38,334	10,576	48,910
Investments in financial assets:
- Public companies’ securities	-	805	188	-	993	-	993
- Private companies’ securities	-	-	-	2,484	2,484	-	2,484
- Deposits	629	50	-	-	679	-	679
- Bonds	-	17,033	1,375	649	19,057	-	19,057
- Investments in financial assets with quotation	-	9,889	575	491	10,955	-	10,955
Derivative financial instruments:
- Foreign-currency future contracts	-	-	51	-	51	-	51
- Others	-	-	17	99	116	-	116
Restricted assets (i)	12,456	-	-	-	12,456	-	12,456
Financial assets held for sale:
- Clal	-	14,675	-	-	14,675	-	14,675
Cash and cash equivalents:
- Cash at bank and on hand	20,058	-	-	-	20,058	-	20,058
- Short-term investments	40,396	2,215	-	-	42,611	-	42,611
Total assets	111,873	44,667	2,206	3,723	162,469	10,576	173,045

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
September 30, 2019
Liabilities as per Statement of Financial Position
Trade and other payables	16,457	-	-	-	16,457	6,804	23,261
Borrowings (excluding finance leases)	335,074	-	-	-	335,074	-	335,074
Derivative financial instruments:
- Swaps	-	-	561	-	561	-	561
- Others	-	-	679	66	745	-	745
- Forwards	-	-	6	-	6	-	6
Total liabilities	351,531	-	1,246	66	352,843	6,804	359,647

IRSA Inversiones y Representaciones Sociedad Anónima

Financial assets and financial liabilities as of June 30, 2019 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2019
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	32,620	-	-	-	32,620	8,758	41,378
Investments in financial assets:
- Public companies’ securities	-	1,077	155	32	1,264	-	1,264
- Private companies’ securities	-	-	-	2,055	2,055	-	2,055
- Deposits	4,123	41	-	-	4,164	-	4,164
- Bonds	-	18,824	1,195	1,123	21,142	-	21,142
- Investments in financial assets with quotation	-	10,390	491	-	10,881	-	10,881
Derivative financial instruments:
- Foreign-currency future contracts	-	-	33	-	33	-	33
- Others	-	-	13	107	120	-	120
Restricted assets (i)	8,395	-	-	-	8,395	-	8,395
Financial assets held for sale:
- Clal	-	17,823	-	-	17,823	-	17,823
Cash and cash equivalents:
- Cash at bank and on hand	7,568	-	-	-	7,568	-	7,568
- Short term investments	58,951	1,541	-	-	60,492	-	60,492
Total assets	111,657	49,696	1,887	3,317	166,557	8,758	175,315

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2019
Liabilities as per Statement of Financial Position
Trade and other payables	16,618	-	-	-	16,618	6,242	22,860
Borrowings (excluding finance leases)	351,669	-	-	-	351,669	-	351,669
Derivative financial instruments:
- Swaps	-	-	151	-	151	-	151
- Others	-	-	980	54	1,034	-	1,034
Total liabilities	368,287	-	1,131	54	369,472	6,242	375,714

(i)   Corresponds to security deposits and escrows.

The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 17). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

The valuation models used by the Group for the measurement of Level 2 and Level 3 instruments are no different from those used as of June 30, 2019.

As of September 30, 2019, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments. Details of such models are presented in the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

IRSA Inversiones y Representaciones Sociedad Anónima

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Interest rate swaps	Cash flows - Theoretical price	Interest rate future contracts and cash flows	Level 2	-
Promissory note	Discounted cash flows - Theoretical price	Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).	Level 3	Underlying asset price 10 to 11 Share price volatility 58% to 78% Market interest-rate 2.9% to 3.5%
TGLT Non-Convertible Notes	Black-Scholes – Theoretical price	Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).	Level 3	Underlying asset price 10 to 13 Share price volatility 55% to 75% Market interest rate 8% to 9%
Call option of Arcos	Discounted cash flows	Projected revenues and discounting rate.	Level 3	-
Investments in financial assets - Other private companies’ securities	Cash flow / NAV - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investments assessments.
			Level 3	1 - 3.5
Investments in financial assets - Others	Discounted cash flow - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investment assessments.
			Level 3	1 - 3.5
Derivative financial instruments – Forwards	Theoretical price	Underlying asset price and volatility	Level 2 and 3	-

The following table presents the changes in Level 3 instruments as of September 30, 2019 and June 30, 2019:

	Derivative financial instruments - Forwards	Investments in financial assets - Private companies' securities	Investments in financial assets - Others	Derivative financial instruments	Total as of September 30, 2019	Total as of June 30, 2019
Balances at beginning of the period / year	(54)	2,055	1,155	107	3,263	3,629
Additions and acquisitions	-	-	-	-	-	135
Transfer from level 1	-	-	-	(26)	(26)	46
Currency translation adjustment	(12)	455	91	18	552	(59)
Write off	-	-	-	-	-	-
Loss for the period / year (i)	-	(26)	(106)	-	(132)	(488)
Balances at the end of the period / year	(66)	2,484	1,140	99	3,657	3,263

(i)   Included within “Financial results, net” in the Statements of Income.

14.
Trade and other receivables

Group’s trade and other receivables as of September 30, 2019 and June 30, 2019 are as follows:

	September 30, 2019	June 30, 2019
Sale, leases and services receivables	31,818	27,918
Less: Allowance for doubtful accounts	(2,804)	(2,089)
Total trade receivables	29,014	25,829
Prepaid expenses	7,724	6,285
Borrowings, deposits and other debit balances	4,609	3,243
Advances to suppliers	1,247	1,020
Tax receivables	384	502
Others	3,128	2,410
Total other receivables	17,092	13,460
Total trade and other receivables	46,106	39,289
Non-current	17,043	13,920
Current	29,063	25,369
Total	46,106	39,289

Movements on the Group’s allowance for doubtful accounts were as follows:
	September 30, 2019	June 30, 2019
Beginning of the period / year	2,089	1,410
Adjustments previous periods (IFRS 9)	-	153
Additions	167	614
Recoveries	(16)	(48)
Currency translation adjustment	746	500
Receivables written off during the period/year as uncollectable	(142)	(366)
Inflation adjustment	(40)	(174)
End of the period / year	2,804	2,089

The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income (Note 21).

IRSA Inversiones y Representaciones Sociedad Anónima

15.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the three month periods ended September 30, 2019 and 2018:
	Note	Three months ended 03.31.2019	Three months ended 03.31.2018
Profit for the period		10,983	9,059
Profit for the period from discontinued operations		(15,095)	(416)
Adjustments for:
Income tax	18	1,833	(456)
Amortization and depreciation	20	2,973	1,894
Net gain from fair value adjustment of investment properties		(9,032)	(10,187)
Share-based compensation		39	11
Impairment of other assets		-	149
Net gain from disposal of intangible assets		-	(11)
Gain from disposal of subsidiary and associates		-	(661)
Financial results, net		14,503	4,084
Provisions and allowances		117	523
Share of profit of associates and joint ventures	7	(77)	(173)
Changes in operating assets and liabilities:
(Increase) / decrease in inventories		(218)	9
Decrease in trading properties		1,172	179
Increase in restricted assets		-	(160)
Decrease / (increase) in trade and other receivables		1,382	(821)
(Decrease) / increase in trade and other payables		(1,350)	186
Decrease in salaries and social security liabilities		(117)	(149)
Decrease in provisions		(343)	(25)
Net cash generated from continuing operating activities before income tax paid		6,770	3,035
Net cash generated from discontinued operating activities before income tax paid		1,145	310
Net cash generated from operating activities before income tax paid		7,915	3,345

The following table presents a detail of significant non-cash transactions occurred in the three month periods ended September 30, 2019 and 2018:

	Three months ended 03.31.2019	Three months ended 03.31.2018
Increase in investment properties through an increase in borrowings	-	37
Increase in investment properties through an increase in trade and other payables	365	-
Increase in trading properties through an increase in borrowings	4	8
Increase in trading properties through a decrease in trade and other receivables	-	68
Increase in investments properties through an decrease in trading properties	-	9
Increase in property, plant and equipment through an increase in trade and other payables	452	821
Increase in intangibles through an increase in trade and other payables	26	384
Increase of right-of-use assets through a decrease in property, plant and equipment	17	-
Decrease in associates and joint ventures through an increase in trade and other receivables	19	-
Distribution of dividends at non-controlling interest pending payment	13	-
Increase in investments properties through a decrease in financial assets	219	-
Decrease of investments in associates and joint ventures through a reclassification to assets held for sale	3,243	-

16.
Trade and other payables

Group’s trade and other payables as of September 30, 2019 and June 30, 2019 were as follows:

	September 30, 2019	June 30, 2019
Trade payables	13,424	13,674
Sales, rental and services payments received in advance	2,965	3,553
Construction obligations	911	1,048
Accrued invoices	507	530
Deferred income	133	106
Total trade payables	17,940	18,911
Dividends payable to non-controlling shareholders	199	161
Tax payables	382	330
Construction obligations	1,015	1,142
Other payables	3,725	2,316
Total other payables	5,321	3,949
Total trade and other payables	23,261	22,860
Non-current	2,056	1,973
Current	21,205	20,887
Total	23,261	22,860

IRSA Inversiones y Representaciones Sociedad Anónima

17.
Borrowings

The breakdown of the Group’s borrowings as of September 30, 2019 and June 30, 2019 was as follows:

	Total as of September 30, 2019 (ii)	Total as of June 30, 2019 (ii)	Fair value as of September 30, 2019	Fair value as of June 30, 2019
NCN	276,319	300,490	234,257	296,484
Bank loans	55,962	45,920	47,002	43,893
Bank overdrafts	1,513	316	1,513	316
Other borrowings (i)	1,280	4,962	1,280	6,979
Total borrowings	335,074	351,688	284,052	347,672
Non-current	275,818	300,482
Current	59,256	51,206
	335,074	351,688

(i) Includes finance leases in the amount of Ps. 19 as of June 30, 2019.
(ii) Includes Ps. 286,104 and Ps. 309,932 as of September 30, 2019 and June 30, 2019, respectively, corresponding to the Operations Center in Israel.

The following table describes the Group’s issuance of debt during the present period:

Entity	Class	Issuance / expansion date	Amount in original currency	Maturity date	Nominal rate of	Principal payment	Interest payment
					interest
IRSA	Class I tranche 2	Aug-19	USD 85	11/15/2020	10.00% e.a.	At expiration	quarterly	(1)
IRSA	Class II	Aug-19	CLP 31 (2)	08/06/2020	10.50% e.a.	At expiration	quarterly

(1)
Corresponds to an expansion of the series.
(2)
Equivalent to USD 45 as of the issuance date.

18.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Three-month period ended September 30, 2019					Year ended June 30, 2019
	Legal claims (i)	Investments in associates and joint ventures (ii)	Site dismantling and remediation	Other provisions	Total	Total
Beginning of period / year	1,880	6,817	270	1,989	10,956	8,056
Additions	19	155	13	-	187	3,666
Recovery	(9)	-	-	-	(9)	(86)
Used during the period / year	(81)	-	-	(129)	(210)	(279)
Inflation adjustment	(17)	-	-	-	(17)	(60)
Currency translation adjustment	378	1,411	66	360	2,215	(341)
End of period / year	2,170	8,383	349	2,220	13,122	10,956
Non-current					10,995	9,017
Current					2,127	1,939
Total					13,122	10,956

(i)
Additions and recoveries are included in "Other operating results, net".
(ii)
Corresponds to investments in New Lipstick and Puerto Retiro, companies that have negative net worth. The increases and recoveries are included in "Share of profit of associates and joint ventures ".
.
There were no significant changes to the processes mentioned in Note 18 to the Annual Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

19.
Taxes

The details of the Group’s income tax, is as follows:

	September 30, 2019	September 30, 2018
Current income tax	(142)	(316)
Deferred income tax	(1,691)	772
Income tax from continuing operations	(1,833)	456

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the three-month periods ended September 30, 2019 and 2018:

	Three months ended September 30, 2019	Three months ended September 30, 2018
Profit from continuing operations at tax rate applicable in the respective countries (*)	570	(669)
Permanent differences:
Share of profit of associates and joint ventures	23	52
Unrecognized tax loss carryforwards (i)	(663)	(296)
Changes in fair value of financial instruments	(603)	1,706
Inflation adjustment	(741)	(344)
Tax rate differential	484	358
Non-taxable profits, non-deductible expenses and others	(32)	(351)
Fiscal transparency	109	-
Inflation adjustment for tax purposes	(980)	-
Income tax from continuing operations	(1,833)	456

(i)
 Corresponds principally to Operations Center in Israel.

The gross movement in the deferred income tax account is as follows:

	September 30, 2019	June 30, 2019
Beginning of period / year	(40,956)	(45,842)
Use of tax loss carryforwards	(45)	-
Currency translation adjustment	(4,525)	1,472
Deconsolidation	14,277	-
Deferred income tax charge	(1,689)	3,414
End of period / year	(32,938)	(40,956)
Deferred income tax assets	398	450
Deferred income tax liabilities	(33,336)	(41,406)
Deferred income tax liabilities, net	(32,938)	(40,956)

20.
Revenues

	Three months ended September 30, 2019	Three months ended September 30, 2018
Communication services' income	9,022	7,499
Rental and services income	3,576	4,260
Sale of communication equipment	3,050	2,550
Sale of trading properties and developments	1,423	1,304
Revenue from hotels operation and tourism services	565	611
Other revenues	974	152
Total Group’s revenues	18,610	16,376

IRSA Inversiones y Representaciones Sociedad Anónima

21.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	Total as of September 30, 2019	Total as of September 30, 2018
Cost of sale of goods and services	3,438	-	-	3,438	3,134
Salaries, social security costs and other personnel expenses	1,242	855	966	3,063	3,000
Depreciation and amortization	1,912	494	567	2,973	1,894
Fees and payments for services	513	318	12	843	1,556
Maintenance, security, cleaning, repairs and others	840	127	1	968	995
Advertising and other selling expenses	111	-	399	510	508
Taxes, rates and contributions	151	9	128	288	270
Interconnection and roaming expenses	1,274	-	-	1,274	1,056
Fees to other operators	1,956	-	-	1,956	1,408
Director´s fees	-	132	-	132	91
Leases and service charges	30	4	4	38	102
Allowance for doubtful accounts, net	-	-	144	144	225
Other expenses	319	166	170	655	579
Total as of September 30, 2019	11,786	2,105	2,391	16,282
Total as of September 30, 2018	10,509	1,951	2,358		14,818

22.
Cost of goods sold and services provided
	Total as of September 30, 2019	Total as of September 30, 2018
Inventories at the beginning of the period (*)	7,873	18,479
Adjustments previous periods (IFRS 15)	-	(6,555)
Purchases and expenses (**)	12,720	5,235
Capitalized finance costs	33	8
Currency translation adjustment	665	4,282
Transfers	-	36
Disposals	(1,181)	(60)
Deconsolidation	(122)	-

Inventories at the end of the period (*)	(7,983)	(10,833)
Total costs	12,005	10,592

The following table presents the composition of the Group’s inventories as of September 30, 2019 and June 30, 2019:
	Total as of September 30, 2019	Total as of September 30, 2018
Real estate	6,836	6,637
Telecommunications	1,147	1,236
Total inventories at the end of the period (*)	7,983	7,873

(*)   Inventories include trading properties and inventories.
(**) As of September 30, 2018 includes the cost of goods sold from Gav-Yam which was reclassified to discontinued operations.

23.
Other operating results, net
	Three months ended September 30, 2019	Three months ended September 30, 2018
Gain from disposal of subsidiary and associates (1)	-	661
Donations	(54)	(60)
Lawsuits and other contingencies	(22)	(18)
Interests from operating assets	245	49
Others	(202)	14
Total other operating results, net	(33)	646

(1)
As of September 30, 2018 includes the result from the sale of the Group´s equity interest in Cyber Secdo.

IRSA Inversiones y Representaciones Sociedad Anónima

24.
Financial results, net
	Three months ended September 30, 2019	Three months ended September 30, 2018
Finance income:
- Interest income	189	223
- Dividend income	62	55
Total finance income	251	278
Finance costs:
- Interest expenses	(5,411)	(4,110)
- Loss on debt swap	(2)	-
- Other finance costs	(284)	(229)
Subtotal finance costs	(5,697)	(4,339)
Capitalized finance costs	34	44
Total finance costs	(5,663)	(4,295)
Other financial results:
- Fair value gain of financial assets and liabilities at fair value through profit or loss, net	(2,764)	9,181
- Exchange differences, net	(6,646)	(9,864)
- Result for repurchase of NCN	1,274	-
- Gain from derivative financial instruments, net	165	396
Total other financial results	(7,971)	(287)
- Inflation adjustment	(300)	(73)
Total financial results, net	(13,683)	(4,377)

25.
Related party transactions

The following is a summary of the balances with related parties as of September 30, 2019 and June 30, 2019:

Item	September 30, 2019	June 30, 2019
Trade and other receivables	1,702	1,268
Investments in financial assets	1,132	324
Trade and other payables	(290)	(284)
Total	2,544	1,308

Related party	September 30, 2019	June 30, 2019	Description of transaction	Item
Manibil S.A.	-	112	Contributions in advance	Trade and other receivables
New Lipstick LLC	1,200	910	Loans granted	Trade and other receivables
	14	11	Reimbursement of expenses receivable	Trade and other receivables
Condor	232	210	Public companies securities	Investment in financial assets
Other associates and joint ventures	7	14	Reimbursement of expenses receivable	Trade and other receivables
	-	(2)	Leases and/or rights of use payable	Trade and other payables
	7	6	Leases and/or rights of use receivable	Trade and other receivables
	232	-	Dividends	Trade and other receivables
	(4)	(2)	Reimbursement of expenses payable	Trade and other payables
Total associates and joint ventures	1,688	1,259
Cresud	(41)	(25)	Reimbursement of expenses payable	Trade and other payables
	(173)	(87)	Corporate services receivable	Trade and other payables
	1,132	324	NCN	Investment in financial assets
	4	3	Leases and/or rights of use receivable	Trade and other receivables
	(1)	(34)	Management fee	Trade and other payables
	(3)	(5)	Share based payments	Trade and other payables
Total parent Company	918	176
Directors	(68)	(129)	Fees for services received	Trade and other payables
Others (1)	9	2	Leases and/or rights of use receivable	Trade and other receivables
	(3)	-	Reimbursement of expenses payable	Trade and other payables
Total directors and others	(62)	(127)
Total at the end of the period/year	2,544	1,308

(1)
Includes CAMSA, Estudio Zang, Bergel & Viñes, Austral Gold, Fundación IRSA, Hamonet S.A., CAM Communication LP, Gary Gladstein and Fundación Museo de los Niños.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the three month periods ended September 30, 2019 and 2018:

Related party	Three months ended September 30, 2019	Three months ended September 30, 2018	Description of transaction
Manibil	-	44	Corporate services
Tarshop	-	9	Leases and/or rights of use
Other associates anf joint ventures	-	6	Financial operations
	30	9	Leases and/or rights of use
	(2)	-	Donations
Total associates and joint ventures	28	68
Cresud	3	8	Leases and/or rights of use
	(113)	(112)	Corporate services
	70	132	Financial operations
Total parent company	(40)	28
Directors	(106)	(98)	Fees and remunerations
Others (1)	30	17	Leases and/or rights of use
	-	12	Financial operations
	(10)	(5)	Donations
	(8)	(5)	Legal services
Total others	(94)	(79)
Total at the end of the period	(106)	17

(1)
Includes Isaac Elsztain e Hijos, CAMSA. Hamonet S.A., Ramat Hanassi, Estudio Zang, Bergel y Viñes, Austral Gold, La Rural, New Lipstick, Condor and Fundación IRSA.

The following is a summary of the transactions with related parties for the three month periods ended September 30, 2019 and 2018:

Related party	Three months ended September 30, 2019	Three months ended September 30, 2018	Description of the operation
Condor	26	26	Dividends received
Mehadrin	-	71	Dividends received
Manaman	-	31	Dividends received
Emco	-	11	Dividends received
Total dividends received	26	139
Quality	12	12	Capital contributions
Manibil	69	-	Capital issuance
Total capital contributions	81	12

26.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 Investment properties and Note 9 Property, plant and equipment
Exhibit B - Intangible assets	Note 11 Intangible assets
Exhibit C - Equity investments	Note 7 Equity interest in associates and joint ventures
Exhibit D - Other investments	Note 13 Financial instruments by category
Exhibit E – Provisions	Note 18 Provisions
Exhibit F - Cost of sales and services provided	Note 22 Cost of goods sold and services provided
Exhibit G - Foreign currency assets and liabilities	Note 27 Foreign currency assets and liabilities

IRSA Inversiones y Representaciones Sociedad Anónima

27.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Peso exchange rate (3)	Total as of 09.30.19	Total as of 06.30.19
Assets
Trade and other receivables
US Dollar	51	57.390	2,937	1,928
Euros	3	62.480	203	155
Receivables with related parties:
US Dollar	9	57.590	505	188
Total trade and other receivables			3,645	2,271
Investments in financial assets
US Dollar	121	57.390	6,952	3,788
Pounds	1	70.410	64	54
Investments with related parties:
US Dollar	20	57.590	1,132	1,277
Total investments in financial assets			8,148	5,119
Derivative financial instruments
US Dollar	-	57.390	-	14
Total Derivative financial instruments			-	14
Cash and cash equivalents
US Dollar	199	57.390	11,410	13,050
Euros	2	62.480	100	81
Total cash and cash equivalents			11,510	13,131
Total Assets			23,303	20,535

Liabilities
Trade and other payables
US Dollar	181	57.590	10,441	8,264
Euros	1	62.840	83	41
Payables to related parties:
US Dollar	-	57.590	-	16
Total Trade and other payables			10,524	8,321
Borrowings
US Dollar	285	57.590	16,422	40,690
Borrowings with related parties
US Dollar	1	57.590	396	681
Total Borrowings			16,818	41,371
Derivative financial instruments
US Dollar	1	57.590	47	30
Total derivative financial instruments			47	30
Total Liabilities			27,389	49,722

(1) Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(2) Stated in millions of each foreign currency.
(3) Exchange rates as of September 30, 2019 according to Banco de la Nación Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

28.
Groups of assets and liabilities held for sale

As mentioned in Note 4.C. to the Annual Financial Statements, the Group has certain assets and liabilities classified as held for sale. The following table shows the main ones:

	September 30, 2019	June 30, 2019
Property, plant and equipment	9,060	4,983
Intangible assets	116	107
Investments in associates	1,872	470
Deferred income tax assets	265	228
Investment properties	431	95
Income tax credits	-	-
Trade and other receivables	3,163	2,364
Cash and cash equivalents	943	806
Total assets held-for-sale	15,850	9,053
Trade and other payables	8,480	3,815
Employee benefits	282	227
Deferred and current income tax liabilities	33	41
Borrowings	2,650	2,323
Total liabilities held-for-sale	11,445	6,406
Total net assets held-for-sale	4,405	2,647

29.
Results from discontinued operations

The results from operations of Gav-Yam for the period ended September 30, 2018 and the results from Israir and IDB Tourism for both periods; have been reclassified in the Statements of Income under discontinued operations.

	Three months ended September 30, 2019	Three months ended September 30, 2018
Revenues	4,492	4,446
Costs	(2,716)	(3,094)
Gross profit	1,776	1,352
Net gain from fair value adjustment of investment properties	-	(11)
General and administrative expenses	(257)	(213)
Selling expenses	(154)	(170)
Other operating results, net	14,546	(21)
Profit from operations	15,911	937
Share of profit of associates and joint ventures	77	64
Profit before financial results and income tax	15,988	1,001
Finance income	39	75
Finance cost	(991)	(640)
Other financial results	90	12
Financial results, net	(862)	(553)
Profit before income tax	15,126	448
Income tax	(31)	(32)
Profit from discontinued operations	15,095	416

(Loss) / profit for the period from discontinued operations attributable to:
Equity holders of the parent	6,711	60
Non-controlling interest	8,384	356
Profit per share from discontinued operations attributable to equity holders of the parent:
Basic	11.67	0.10
Diluted	11.59	0.10

As of September 30, 2019 and 2018, Ps. 1,761 and Ps. 1,254 of the total revenues from discontinued operations and Ps. 15,272 and Ps.489 of the total profit from discontinued operations correspond to Gav-Yam.

IRSA Inversiones y Representaciones Sociedad Anónima

30.
Other relevant events of the period

Economic context in which the company operates

The Company operates in a complex economic context, whose main economic variables have recently had strong volatility, both nationally and internationally.

At a local level, the following was observed:

● The first half of the current calendar year had a 2.5% drop in GDP, compare to same period of prior year.

● The accumulated annual inflation rate reaches 53.42%.

● After the primary elections in August, a significant devaluation of the peso was observed and an unexpected outflow of deposits in dollars from the financial system was generated (generating a fall in the reserves of the Central Bank of Argentina) and an increase in the reference interest rate above 74%.

● Under these circumstances, the government decided to implement certain measures, some of them are described below:

- Establish a maximum amount of dollars that may be purchased by human beings and the prohibition for Companies to buy dollars for hoarding

- Establish specific terms and conditions to enter and settle exports established by the Central Bank of the Argentine Republic (BCRA).

- The obligation of entry and settlement in the local market of abroad financial debts that were disbursed after 9/1/19, which must be deposited in a local bank account.

- The companies will need authorization of the BCRA to remit profits or pay dividends.

- Payments of loans abroad can be canceled by buying dollars in the market prior compliance with certain reporting obligations established by the BCRA.

- Payments of debts to relatied parties abroad need authorization of the BCRA. To access the exchange market, the presentation of certain documentation by the residents will be required demonstrating the validity of the transactions on which foreign currency is purchased for the remittance of funds abroad.

- Exchange and arbitration transactions can be made by clients without the prior approval of the BCRA as long as they are implemented as individual transactions through Argentine pesos.

- Cash withdrawals abroad can be made with debit cards but the funds must be in a dollar denominated account in the local bank.

- Deferral of payment of certain public debt instruments.

- Fuel price control.

This context of volatility and uncertainty continues at the date of issuance of these financial statements.
The Company's Management permanently monitors the evolution of variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The financial statements of the Company must be read in the light of these circumstances.

IRSA Inversiones y Representaciones Sociedad Anónima

  31.
 Subsequent events

Loan to Clal’s third buyer

As mentioned in Note 4.A. to the annual financial statements, IDBD was looking for different ways of financing the purchase of Clal's to the third buyer. On October 27, 2019, IDBD signed an agreement with a financial entity which offered to buy all rights and obligations related to the financing of said purchase.

On November 7, the sale transaction has been completed and the loan has been granted by a financial entity. It should be clarified that the amount of 2,771,309 of Clal Insurance Enterprises shares sold were subject to a swap transaction between IDBD and a financial entity, which ended with the Company's notice to that entity.

As a result of said transaction, as of the date of issuance ot these financial statements, IDBD’s equity interest in Clal Insurance Enterprises is 15.3% and it owns an additional 15.0% through swaps transactions.

IRSA Shareholders’ Meeting

On October 30, 2019, through the Ordinary Shareholders’ Meeting, the Annual Financial Statements were approved, as well as the treatment of the results corresponding to the year ended on that date. At the same time, the following was approved:

●
The absorption of the accumulated net losses as of June 30, 2019 in the special reserve;

●
Distribution of dividends in kind for Ps. 480 million, payable in shares of IRSA CP,

On the other hand, among other points, the following was approved:

●
The extension of the Company’s global program for the issuance of simple NCN, either secured or unsecured or guaranteed by third parties, for an additional total amount of up to US$ 250 (two hundred and fifty million US Dollars) (or an equivalent amount in other currencies);

●
An increase in the share capital of the Company for a total amount of up to a nominal value of Ps. 200 million (equivalent to 34.56% of the current capital stock);

●
The implementation of an incentive plan to employees, management and Directors of the Company for up to 1% of the capital stock of the Company at the date of execution of such plan.

●
Delegate the implementation of the above-mentioned measures to the Board of Directors.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolivar 108 – 1° floor
Autonomous City Buenos Aires
Tax Code No. 30-52532274-9

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed interim consolidated statements of financial position as of September 30, 2019 and the unaudited condensed interim consolidated statements of income and other comprehensive income for the three-month period ended September 30, 2019, the unaudited condensed interim consolidated statements of changes in shareholders’ equity and the unaudited condensed interim consolidated statements of cash flows for the three-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2019 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and , for this reason, is responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements above mentioned in the first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
 INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statements of financial position, the consolidated statements of income and other comprehensive income and the consolidated statements of cash flows of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements above mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

 Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Inversiones y Representaciones Sociedad Anónima that:

a) the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b) the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c) we have read the Business Summary (“Reseña Informativa”) on which, as regards those matters that are within our competence, we have no observations to make;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
 INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

d) at September 30, 2019, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to Ps. 91,697.59, which was not claimable at that date.

Autonomous City of Buenos Aires, November 8, 2019.

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Mariano C. Tomatis Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 241 Fº 118	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 José Daniel Abelovich Public Accountant (UBA) C.P.C.E.C.A.B.A. T° 102 F° 191

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Financial Statements as of September 30, 2019 and for the three-month periods ended as of that date, presented comparatively

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Financial Position
as of September 30, 2019 and June 30, 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.19	06.30.19
ASSETS
Non-current assets
Investment properties	7	14,119	11,716
Property, plant and equipment	8	18	18
Trading properties	9	327	416
Intangible assets	10	57	57
Investments in subsidiaries, associates and joint ventures	6	49,753	44,739
Income tax and MPIT credit		135	152
Trade and other receivables	12	115	92
Total non-current assets		64,524	57,190
Current assets
Trading properties	9	2,292	2,026
Inventories		1	1
Trade and other receivables	12	1,178	1,131
Income tax and MPIT credit		2	2
Investments in financial assets	11	8	399
Cash and cash equivalents	11	27	40
Total current assets		3,508	3,599
TOTAL ASSETS		68,032	60,789
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statements)		38,175	36,888
TOTAL SHAREHOLDERS’ EQUITY		38,175	36,888
LIABILITIES
Non-current liabilities
Trade and other payables	13	74	54
Borrowings	14	12,855	8,962
Deferred income tax liabilities	15	6,438	5,275
Provisions	16	41	41
Total non-current liabilities		19,408	14,332
Current liabilities
Trade and other payables	13	1,991	1,693
Salaries and social security liabilities		2	3
Borrowings	14	8,452	7,866
Provisions	16	4	7
Total current liabilities		10,449	9,569
TOTAL LIABILITIES		29,857	23,901
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		68,032	60,789

The accompanying notes are an integral part of these Financial Statements.

. Eduardo S. Elsztain President

1

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Income and Other Comprehensive Income
for the three-month periods ended September 30, 2019 and 2018
 (All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.19	09.30.18
Revenues	17	353	21
Costs	18	(184)	(14)
Gross profit		169	7
Net gain from fair value adjustment of investment properties	7	2,403	3,433
General and administrative expenses	18	(94)	(95)
Selling expenses	18	(41)	(35)
Other operating results, net	19	(14)	(6)
Profit from operations		2,423	3,304
Share of profit of subsidiaries, associates and joint ventures	6	5,360	8,335
Profit before financial results and income tax		7,783	11,639
Finance income	20	16	11
Finance costs	20	(680)	(406)
Other financial results	20	(2,574)	(3,783)
Inflation adjustment	20	(373)	43
Financial results, net		(3,611)	(4,135)
Profit before income tax		4,172	7,504
Income tax	15	(1,163)	568
Profit for the period		3,009	8,072

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Share of other comprehensive loss of subsidiaries, associates and joint ventures		(58)	(66)
Currency translation adjustment of subsidiaries, associates and joint ventures		(633)	4,329
Total other comprehensive profit for the period (i)	6	(691)	4,263
Total comprehensive income for the period		2,318	12,335

Profit per share for the period:
Basic		5.23	14.04
Diluted		5.21	13.97

 (i) Components of other comprehensive income have no impact on income tax.

  The accompanying notes are an integral part of these Financial Statements.
. Eduardo S. Elsztain President

2

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of Share Capital and Treasury Shares (1)	Share premium	Additional Paid-in capital from Treasury Shares	Legal reserve	CNV 609/12 Resolution reserve	Other reserves (2)	Retained earnings	Total Shareholders’ equity
Balance as of June 30, 2019	575	3	10,532	11,448	62	382	7,405	54,079	(47,598)	36,888
Adjustments of previous periods (IFRS 16 and IAS 28)	-	-	-	-	-	-	-	-	(913)	(913)
Balance as of June 30, 2019 (recast)	575	3	10,532	11,448	62	382	7,405	54,079	(48,511)	35,975
Profit for the period	-	-	-	-	-	-	-	-	3,009	3,009
Other comprehensive loss for the period	-	-	-	-	-	-	-	(691)	-	(691)
Changes in non-controlling interest	-	-	-	-	-	-	-	(135)	-	(135)
Other changes in the subsidiaries` equity	-	-	-	-	-	-	-	-	17	17
Balance as of September 30, 2019	575	3	10,532	11,448	62	382	7,405	53,253	(45,485)	38,175

(1)
Includes Ps. 1 of inflation adjustment of treasury shares. See Note 16 of Consolidated Financial Statements as of June 30, 2019.
(2)
The composition of Other reserves of the Company as of September 30, 2019 is as follows:

	Cost of Treasury shares	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves of subsidiaries	Total Other reserves
Balance as of June 30, 2019	(130)	(3,655)	163	1,332	207	56,246	(84)	54,079
Other comprehensive loss for the period	-	-	-	-	(633)	-	(58)	(691)
Reserve for share-based payments	2	-	(2)	-	-	-	-	-
Changes in non-controlling interest	-	(135)	-	-	-	-	-	(135)
Balance as of September 30, 2019	(128)	(3,790)	161	1,332	(426)	56,246	(142)	53,253

The accompanying notes are an integral part of these Financial Statements.

. Eduardo S. Elsztain President

3

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of Share Capital and Treasury Shares (1)	Share premium	Additional Paid-in capital from Treasury Shares	Legal reserve	CNV 609/12 Resolution reserve	Other reserves (2)	Retained earnings	Total Shareholders’ equity
Balance as of June 30, 2018	575	3	10,533	11,448	62	382	7,405	3,351	34,836	68,595
Adjustments of previous periods (IFRS 9 and 15)	-	-	-	-	-	-	-	-	(207)	(207)
Balance as of June 30, 2018 (recast)	575	3	10,533	11,448	62	382	7,405	3,351	34,629	68,388
Profit for the period	-	-	-	-	-	-	-	-	8,072	8,072
Other comprehensive income for the period	-	-	-	-	-	-	-	4,263	-	4,263
Reserve for share-based payments	-	-	-	-	3	-	-	(1)	-	2
Changes in non-controlling interest	-	-	-	-	-	-	-	21	-	21
Other changes in the subsidiaries` equity	-	-	-	-	-	-	-	-	114	114
Balance as of September 30, 2018	575	3	10,533	11,448	65	382	7,405	7,634	42,815	80,860

(1)
  Includes Ps. 1 of inflation adjustment of treasury shares. See Note 16 of Consolidated Financial Statements as of June 30, 2019.
(2)
  The composition of Other reserves of the Company as of September 30, 2018 is as follows:

	Cost of Treasury shares	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves of subsidiaries	Total Other reserves
Balance as of June 30, 2018	(144)	(3,590)	177	1,332	853	4,717	6	3,351
Other comprehensive income/(loss) for the period	-	-	-	-	4,329	-	(66)	4,263
Reserve for share-based payments	-	-	(1)	-	-	-	-	(1)
Changes in non-controlling interest	-	21	-	-	-	-	-	21
Balance as of September 30, 2018	(144)	(3,569)	176	1,332	5,182	4,717	(60)	7,634

The accompanying notes are an integral part of these Financial Statements.

. Eduardo S. Elsztain President

4

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Cash Flows
for the three-month period ended September 30, 2019 and 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.19	09.30.18
Operating activities
Profit for the period		3,009	8,072
Adjustments:
Income tax	15	1,163	(568)
Amortization and depreciation	18	2	-
Gain from disposal of trading properties		(172)	(2)
Financial results, net		4,782	4,156
Increase in trading properties	9	(267)	(153)
Net gain from fair value adjustment of investment properties	7	(2,403)	(3,433)
Share of profit of subsidiaries, associates and joint ventures	6	(5,360)	(8,339)
Gain from disposal of subsidiaries		(100)	-
Provisions and allowances		1	28
Increase in trade and other receivables		(4)	(287)
Increase in trade and other payables		313	469
Net cash flow generated from / (used in) operating activities		964	(57)
Investing activities
Capital contributions to subsidiaries, associates and joint ventures	6	(1,302)	(213)
Additions to investment properties		-	(201)
Issuance of capital		(69)	-
Acquisition of property, plant and equipment	8	(2)	-
Acquisition of intangible assets	10	-	(2)
Increase of investments in financial assets		(4,975)	(186)
Proceeds from sale of investments in financial assets		5,314	192
Increase in loans granted to subsidiaries, associates and joint ventures		(11)	(2)
Proceeds from borrowings granted to subsidiaries, associates and joint ventures		-	78
Interest collection from fixed-terms		6	6
Net cash flow used in investing activities		(1,039)	(328)
Financing activities
Short-term loans obtained, net		518	1,191
Payment of loans		(175)	(152)
Interests paid		(608)	(658)
Loans obtained from subsidiaries, associates and joint ventures		1,593	95
Payment of loans from subsidiaries, associates and joint ventures		(142)	(2)
Repayment of principal of NCN		(7,336)	-
Issuance of NCN		6,213	-
Net cash flow generated from financing activities		63	474
(Decrease) / Increase in cash and cash equivalents, net		(12)	89
Cash and cash equivalents at the beginning of the period	11	40	25
Foreign exchange gain of cash and changes in fair value of cash equivalents		(1)	(11)
Cash and cash equivalents at the end of the period	11	27	103

Additional information
Reserve for share-based payments		-	-
Currency translation adjustment		(633)	4,329
Share of other comprehensive loss of subsidiaries		(58)	(66)
Changes in non-controlling interest		(135)	21
Increase of investment properties through a decrease in trade and other receivables		-	68
Increase in borrowings through an increase in investment properties		-	6
Increase in borrowings through an increase in trading properties		33	8
Increase in borrowings of subsidiaries, associates and joint ventures through a decrease in trade and other receivables		5	-
Issuance of NCN		17	-

  The accompanying notes are an integral part of these Financial Statements.
. Eduardo S. Elsztain President

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IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Separate Financial Statements
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
General information and company’s business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or “The Company”) was founded in 1943, it is primarily engaged in managing real estate holdings in Argentina since 1991.

IRSA is a corporation incorporated and domiciled in Argentina. The registered office is Bolívar 108, 1st. Floor, Buenos Aires, Argentina.

The Company owns, manages and develops, directly and indirectly through its subsidiaries, a portfolio of office and other rental properties in Buenos Aires. In addition, IRSA through its subsidiaries, associates and joint ventures manages and develops shopping malls and branded hotels across Argentina, and also office properties in the United States and in numerous markets and industry sectors in Israel, such as real estate, supermarkets, insurance, telecommunications, etc.
These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on November 8, 2019.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

The National Securities Commission (CNV), in Title IV "Periodic Information Regime" - Chapter III "Rules relating to the presentation and valuation of financial statements" - Article 1, of its standards, has established the application of the Technical Resolution No. 26 (RT 26) of the FACPCE and its amendments, which adopt IFRS, issued by the IASB, for certain companies included in the public offering regime of Law No. 26,831, either because of its share capital or its non-convertible notes, or that have requested authorization to be included in the aforementioned regime.

For the preparation of these Unaudited Condensed Interim Separate Financial Statements, the Company has made use of the option provided by IAS 34, and has prepared them in a condensed form. Therefore, these financial statements do not include all the information required in a complete set of annual financial statements and, consequently, it is recommended that they be read together with the annual financial statements as of June 30, 2019.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated for non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as a high inflation one, in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates to or exceeds 100%. Accumulated inflation in Argentina in three years has been over 100%. For this reason, in accordance with IAS 29, the Argentine economy must be considered as a high inflation economy starting July 1, 2018.

Regarding the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it will be determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of Consumer Price indices (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) will be considered. The table below shows the evolution of this index during the period ended September 30, 2019, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

Quarterly price variation	September 30, 2019
12%

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IRSA Inversiones y Representaciones Sociedad Anónima

As a consequence of the aforementioned, these Unaudited Consolidated Financial Statements as of September 30, 2019 were restated in accordance with IAS 29.

2.2.        Significant accounting policies

The accounting policies adopted in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the Annual Financial Statements as of June 30, 2019. The main accounting policies are described in Note 2 of those Annual Financial Statements.

As described in Note 2.2 to the Annual Financial Statements, the Company has adopted IFRS 16: “Leases” and Amendment to IAS 28 “Investment in associates and joint ventures” in the current year applying the cumulative effect approach, therefore, accumulated impact was recognized in retained earnings as of July 1, 2019 and comparative figures were not restated.

The following were the main changes:

IFRS 16: Leases

The standard establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated mainly impact the tenant's accounting. IFRS 16 provides that the lessee recognizes an asset for the right of use and a liability at present value with respect to those contracts that meet the definition of lease agreements according to IFRS 16. In accordance with the standard, a lease agreement is one that provides the right to control the use of an identified asset for a specific period. In order for a company to have control over the use of an identified asset: a) it must have the right to obtain substantially all the economic benefits of the identified asset and b) it must have the right to direct the use of the identified asset.

The standard allows to exclude short-term contracts (under 12 months) and those in which the underlying asset has low value.

Amendment to IAS 28 “Investment in associates and joint ventures”

In accordance with the amendment to IAS 28, an entity shall implement the provisions of IFRS 9 to Long-term Investments that are essentially part of the entity's net investment in the associate or in the joint venture according to the definitions of said standard. The provisions of IFRS 9 shall apply to such investments with respect to the interest in the losses of an associate or a joint venture, as well as with respect to the recognition of the impairment of an investment in an associate or joint venture. In addition, when applying IFRS 9 to such long-term investments, the entity will make it prior to the adjustments made to the carrying amount of the investment in accordance with IAS 28.

Additionally, the Company opted for an accounting policy where the currency translation adjustments arising from these loans are recorded as part of other comprehensive income.

2.3.
   Comparability of information

The amounts as of June 30, 2019 and September 30, 2018, which are disclosed for comparative purposes, arise from the financial statements at said dates restated in accordance with IAS 29. Certain figures have been reclassified for comparison purposes in these financial statements.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements. In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the main significant judgments made by Management in applying the Company’s accounting policies and the major sources of uncertainty were the same that the Company used in the preparation of the Separate Financial Statements for the fiscal year ended June 30, 2019, described in Note 3 to those financial statements.

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IRSA Inversiones y Representaciones Sociedad Anónima

3.
Seasonal effects on operations

See Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.
Acquisitions and disposals

Significant acquisitions and disposals of the Company and/or its subsidiaries for the three-month period ended September 30, 2019 are detailed in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

5.
Financial risk management and fair value estimates

These Unaudited Condensed Interim Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the Annual Separate Financial Statements as of June 30, 2019. There has been no changes in the risk management or risk management policies applied by the Company since the end of the annual fiscal year.

Since June 30, 2019 there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost). See notes to the Unaudited Condensed Interim Consolidated Financial Statements. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Company’s financial instruments.

6.
Information about the main subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures. Its main subsidiaries include IRSA CP and Tyrus. The main associates include BHSA and New Lipstick. Its main joint ventures include Cyrsa S.A. and Puerto Retiro S.A.

Detailed below is the evolution of investments in subsidiaries, associates and joint ventures of the Company, for the three-month period ended September 30, 2019 and for the year ended June 30, 2019:

	09.30.19	06.30.19
Beginning of period / year	44,739	73,519
Adjustments of previous periods (IFRS 16 and IAS 28)	(913)	-
Share of profit / (loss)	5,360	(25,004)
Other comprehensive loss	(691)	(616)
Capital contributions (Note 21)	1,376	763
Changes in non-controlling interest	(135)	(64)
Dividends	-	(867)
Acquisition of interest in subsidiaries	-	(2,903)
Other changes in the equity of subsidiaries	17	(89)
End of the period / year	49,753	44,739

Name of the entity	% ownership interest		Company´s interest in equity		Company’s interest in comprehensive income
	09.30.19	06.30.19	09.30.19	06.30.19	09.30.19	09.30.18
Subsidiaries
IRSA CP	81.13%	81.13%	36,781	34,850	1,931	2,525
Tyrus	100.00%	100.00%	5,148	2,817	2,061	9,348
Efanur	100.00%	100.00%	1,794	1,493	301	442
Ritelco S.A.	100.00%	100.00%	1,588	1,358	230	207
Inversora Bolívar S.A.	95.13%	95.13%	895	882	12	(3)
ECLSA	96.74%	96.74%	899	855	43	41
Palermo Invest S.A.	97.00%	97.00%	380	352	28	9
NFSA	76.34%	76.34%	329	331	(2)	6
Llao Llao Resort S.A.	50.00%	50.00%	278	281	(2)	2
HASA	100.00%	100.00%	230	237	(6)	11
Liveck S.A.	10.01%	10.01%	39	32	2	-
Associates
BHSA (1) (2)	4.93%	4.93%	615	561	55	4
Manibil S.A.	49.00%	49.00%	421	350	1	3
BACS (2)	33.36%	33.36%	220	227	(8)	(11)
Joint ventures
UTE IRSA - Galerías Pacífico S.A.	50.00%	50.00%	101	82	19	11
Cyrsa S.A.	50.00%	50.00%	35	31	4	3
Total subsidiaries, associates and joint ventures			49,753	44,739	4,669	12,598

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IRSA Inversiones y Representaciones Sociedad Anónima

Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote	Latest financial statements issued
				Share capital (nominal value)	Profit / (loss) for the period	Shareholders’ equity
Subsidiaries
IRSA CP	Argentina	Real estate	102,234,356	126	2,002	45,254
Tyrus	Uruguay	Investment	16,025,861,475	7,480	3,026	5,150
Efanur	Uruguay	Investment	132,181,770	130	25	1,794
Ritelco S.A.	Uruguay	Investment	94,369,151	94	234	1,588
Inversora Bolívar S.A.	Argentina	Investment	88,421,639	93	13	941
ECLSA	Argentina	Investment	77,316,127	80	46	695
Palermo Invest S.A.	Argentina	Investment	155,953,673	161	29	685
NFSA	Argentina	Hotel	38,068,999	50	(6)	558
Llao Llao Resort S.A.	Argentina	Hotel	73,580,206	147	(5)	556
HASA	Argentina	Hotel	25,625,473	26	(6)	227
Liveck S.A.	Uruguay	Investment	30,118,973	160	(14)	220
Associates
BHSA (1) (2)	Argentina	Financial	73,939,835	1,500	1,167	12,550
Manibil S.A.	Argentina	Real estate	151,872,872	444	3	858
BACS (2)	Argentina	Financial	29,297,626	88	(23)	659
Joint ventures
UTE IRSA - Galerías Pacífico S.A.	Argentina	Hotel	500,000	1	38	202
Cyrsa S.A.	Argentina	Real estate	8,748,270	17	8	70

(1)
Considered significant. See Notes 7 to 8 to the Annual Consolidated Financial Statements.
(2)
Information as of September 30, 2019 according to BCRA's standards. For the purpose of the valuation of the investments in the Company, figures as of September 30, 2019 have been considered, with the necessary IFRS adjustments. Share market price of Banco Hipotecario S.A as of September 30, 2019 amounts to Ps. 9,70. See Note 8 to the Consolidated Financial Statements as of June 30, 2019.

7.
Investment properties

Changes in the Company’s investment properties for the three-month period ended September 30, 2019 and for the year ended June 30, 2019 were as follows:
	Period ended September 30, 2019			Year ended June 30, 2019
	Rental properties	Undeveloped parcels of land	Total	Total
Fair value at the beginning of the period / year	1,743	9,973	11,716	14,000
Additions	-	-	-	177
Capitalized finance costs	-	-	-	4
Disposals	-	-	-	(7)
Transfers to trading properties	-	-	-	(1,487)
Net gain from fair value adjustment	356	2,047	2,403	(971)
Fair value at the end of the period / year	2,099	12,020	14,119	11,716

The following amounts have been recognized in the Statements of Comprehensive Income:

	09.30.19	09.30.18
Sale, rental and services´ income (Note 17)	10	16
Rental and services´ costs (Note18)	8	13
Cost of sales and developments (Note18)	8	1
Net unrealized gain from fair value adjustment of investment properties	2,403	3,433

Valuation techniques are described in Note 9 to the Consolidated Financial Statements as of June 30, 2019. There were no changes to the valuation techniques.

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8.
Property, plant and equipment

Changes in the Company’s property, plant and equipment for the three-month period ended September 30, 2019 and for the year ended June 30, 2019 were as follows:
	Period ended September 30, 2019					Year ended June 30, 2019
	Buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total	Total
Costs	148	41	140	3	332	326
Accumulated depreciation	(134)	(41)	(136)	(3)	(314)	(305)
Net book amount at the beginning of the period / year	14	-	4	-	18	21
Additions	-	-	2	-	2	6
Depreciation (Note 18)	(1)	-	(1)	-	(2)	(9)
Balances at the end of the period / year	13	-	5	-	18	18
Costs	148	41	142	3	334	332
Accumulated depreciation	(135)	(41)	(137)	(3)	(316)	(314)
Net book amount at the end of the period / year	13	-	5	-	18	18

9.
Trading properties

Changes in the Company’s trading properties for the three-month period ended September 30, 2019 and for the year ended June 30, 2019 were as follows:

	Period ended September 30, 2019				Year ended June 30, 2019
	Completed properties	Undevelopedproperties	Properties under development	Total	Total
Beginning of the period / year	58	423	1,961	2,442	1,816
Additions	-	-	313	313	1,532
Capitalized finance costs	-	-	33	33	104
Transfers to / from investment properties	-	-	-	-	1,487
Disposals (Nota 18)	-	-	(169)	(169)	(2,497)
End of the period / year	58	423	2,138	2,619	2,442
Non-current				327	416
Current				2,292	2,026
Total				2,619	2,442

10.
Intangible assets

Changes in Company’s intangible assets for the three-month period ended September 30, 2019 and for the year ended June 30, 2019 were as follows:

	Period ended September 30, 2019			Year ended June 30, 2019
	Computer software	Future units to be received from barters	Total	Total
Costs	26	43	69	65
Accumulated amortization	(12)	-	(12)	(12)
Net book amount at the beginning of the period / year	14	43	57	53
Additions	-	-	-	4
Balances at the end of the period / year	14	43	57	57
Costs	26	43	69	69
Accumulated amortization	(12)	-	(12)	(12)
Net book amount at the end of the period / year	14	43	57	57

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11.
Financial instruments by category

This note presents financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 13 to the Consolidated Financial Statements as of June 30, 2019.

Financial assets and financial liabilities as of September 30, 2019 and June 30, 2019 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
September 30, 2019
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 12)	823	-	823	502	1,325
Investments in financial assets:
- Mutual funds	-	8	8	-	8
Cash and cash equivalents:
- Cash at bank and on hand	18	-	18	-	18
- Short-term investments	-	9	9	-	9
Total	841	17	858	502	1,360

	Financial liabilities at amortized cost (i)	Non-financial liabilities	Total
September 30, 2019
Liabilities as per Statement of Financial Position
Trade and other payables (Note 13)	528	1,537	2,065
Borrowings (excluding finance leases) (Note 14)	21,307	-	21,307
Total	21,835	1,537	23,372

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
June 30, 2019
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 12)	726	-	726	525	1,251
- Bonds	-	-	-	-	-
- Mutual funds	-	399	399	-	399
Cash and cash equivalents:
- Cash at bank and on hand	40	-	40	-	40
Total	766	399	1,165	525	1,690

	Financial liabilities at amortized cost (i)	Non-financial liabilities	Total
June 30, 2019
Liabilities as per Statement of Financial Position
Trade and other payables (Note 13)	548	1,199	1,747
Borrowings (excluding finance leases) (Note 14)	16,826	-	16,826
Total	17,374	1,199	18,573

(i)
The fair value of financial assets and liabilities at amortized cost does not differ significantly from their book value, except for borrowings (Note 14). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant.

As of September 30, 2019, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Company.

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12.  Trade and other receivables

Company’s trade and other receivables, as of September 30, 2019 and June 30, 2019 are comprised as follows:

	09.30.19	06.30.19
Receivables from the sale of properties	100	81
Leases and services receivables	82	79
Less: Allowance for doubtful accounts	(32)	(28)
Total trade receivables	150	132
Borrowings granted, deposits and others	627	550
Advance payments	320	343
Tax credits	146	110
Prepaid expenses	31	67
Long-term incentive plan	15	17
Others	4	4
Total other receivables	1,143	1,091
Total trade and other receivables	1,293	1,223
Non-current	115	92
Current	1,178	1,131
Total	1,293	1,223

Movements on the Company’s allowance for doubtful accounts are as follows:

	09.30.19	06.30.19
Beginning of period /year	(28)	(12)
Additions	(8)	(36)
Disposals	-	7
Inflation adjustment	4	13
End of the period / year	(32)	(28)

The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statements of Income (Note 18). Amounts charged to the allowance for doubtful accounts are generally written off, when there is no expectation of recovery.

13.        Trade and other payables

Company’s trade and other payables as of September 30, 2019 and June 30, 2019 were as follows:

	09.30.19	06.30.19
Customers´ advances	1,517	1,178
Trade payables	399	390
Accrued invoices	104	104
Tenant deposits	1	1
Total trade payables	2,021	1,673
Long-term incentive plan	13	15
Director´s fees	11	38
Tax amnesty plans	2	2
Other tax payables	18	19
Total other payables	44	74
Total trade and other payables	2,065	1,747
Non-current	74	54
Current	1,991	1,693
Total	2,065	1,747

14.     Borrowings

Company’s borrowings as of September 30, 2019 and June 30, 2019 are comprised as follows:

	Book value as of 09.30.19	Book value as of 06.30.19	Fair value as of 09.30.19	Fair value as of 06.30.19
Non-convertible notes	14,241	13,169	12,360	13,323
Bank loans	1,682	1,531	1,703	1,531
Related parties (Note 21)	4,784	2,058	4,252	2,070
Bank overdrafts	600	68	600	68
Finance leases	-	2	-	2
Total borrowings	21,307	16,828	18,915	16,994
Non-current	12,855	8,962
Current	8,452	7,866
Total	21,307	16,828

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15.     Current and deferred income tax

The charge for the Company’s income tax is comprised as follows:

	09.30.19	09.30.18
Deferred income tax	(1,163)	568
Income tax	(1,163)	568

Below is a reconciliation between income tax recognized and the amount which would arise from applying the prevailing tax rate on profit before income tax for the three-month periods ended September 30, 2019 and 2018:

	09.30.19	09.30.18
Net income at tax rate (1)	(1,252)	(2,251)
Permanent differences:
Share of profit of subsidiaries, associates and joint ventures	1,580	2,316
Income tax rate differential	170	(10)
Tax loss carryfowards´ allowance	(591)	-
Inflation adjustment for tax purposes	(514)	-
Inflation adjustment	(535)	483
Non deductible expenses and others	(21)	30
Income tax	(1,163)	568

(1) Income tax rate in effect in Argentina as of September 30, 2019 and 2018 was 30%.

The gross movement on the deferred income tax account is the following:

	09.30.19	06.30.19
Beginning of the period / year	(5,275)	(3,727)
Income tax charge	(1,163)	(1,548)
End of the period / year	(6,438)	(5,275)

16.     Provisions

              The table below presents the changes in the Company's provisions:

	Period ended September 30, 2019		Year ended June 30, 2019
	Labor, legal and other claims (i)	Total	Total
Beginning of period / year	48	48	70
Additions	5	5	16
Decrease	(2)	(2)	(18)
Utilization	(1)	(1)	(2)
Inflation adjustment	(5)	(5)	(18)
End of period / year	45	45	48
Non current		41	41
Current		4	7
Total		45	48

(i)
Additions and recoveries are included in "Other operating results, net”.

17.   Revenues

	09.30.19	09.30.18
Sale of trading properties	341	2
Rental income, averaging of scheduled rental escalation and expense reimbursements	10	16
Property management fees	2	3
Sales, rental and services´ income	353	21

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18.      Expenses by nature

The Company discloses expenses in the Statements of Income and Other Comprehensive Income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosure regarding expenses by nature and their relationship to the function within the Company.
	Costs (1)	General and administrative expenses	Selling expenses	09.30.19	09.30.18
Cost of sales of trading properties (Note 9)	169	-	-	169	1
Salaries, social security costs and other personnel expenses	1	43	3	47	51
Taxes, rates and contributions	4	-	35	39	7
Director´s fees (Note 21)	-	18	-	18	18
Fees and payments for services	-	13	1	14	7
Maintenance, security, cleaning, repairs and others	5	6	-	11	5
Traveling, transportation and stationery	-	8	-	8	11
Leases and service charges	4	3	-	7	6
Amortization and depreciation (Note 8)	1	1	-	2	2
Bank charges	-	2	-	2	2
Advertising and other selling expenses	-	-	1	1	6
Allowance for doubtful accounts (charge and recovery, net)	-	-	1	1	24
Public services and others	-	-	-	-	4
Total expenses by nature as of 09.30.19	184	94	41	319	-
Total expenses by nature as of 09.30.18	14	95	35	-	144

(1)
For the three-month period ended September 30, 2019, includes Ps. 4 of rental and services costs and Ps. 169 of costs of sales and developments. For the three-month period ended September 30, 2018, includes Ps. 6 which correspond to rental and services costs; Ps. 1 to costs of sales and developments..

19.  Other operating results, net

	09.30.19	09.30.18
Operating interest income	2	3
Donations	(10)	(8)
Lawsuits and other contingencies (i)	(3)	(2)
Others	(3)	1
Total other operating results, net	(14)	(6)

(i)
Includes legal costs and expenses.

20.     Financial results, net

	09.30.19	09.30.18
Interest income	16	11
Total finance income	16	11
Interest expense	(653)	(405)
Other finance costs	(60)	(14)
Subtotal finance costs	(713)	(419)
Capitalized finance costs	33	13
Total finance costs	(680)	(406)
Net exchange difference	(2,705)	(3,777)
Net gain / (loss) from changes in fair value of financial assets	129	(6)
Gain from repurchase of non-convertible notes	2	-
Total other financial results	(2,574)	(3,783)
Inflation adjustment	(373)	43
Total financial results, net	(3,611)	(4,135)

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21.  Related party transactions

The following is a summary of the balances with related parties as of September 30, 2019 and June 30, 2019:

Item	09.30.19	06.30.19
Trade and other payables	(1,841)	(1,190)
Borrowings	(4,784)	(2,058)
Trade and other receivables	654	581
Total	(5,971)	(2,667)

Related parties	09.30.19	06.30.19	Operation description
Cresud	(1)	(1)	Long-term incentive plan payable
	(42)	(32)	Corporate services payable
	(14)	(11)	Reimbursement of expenses payable
	4	5	Leases receivable
	(1)	(1)	Management fee
Total parent company	(54)	(40)
IRSA CP	-	(6)	Reimbursement of expenses payable
	1	-	Reimbursement of expenses receivable
	(1,512)	(861)	Advances from sale of property
	(2,774)	(1,206)	Non-Convertible Notes
	(1,462)	-	Loans received
	(115)	(96)	Other liabilities
	(71)	(64)	Corporate services payable
	(13)	(14)	Long-term incentive plan payable
	(1)	(1)	Commissions
	(2)	-	Leases payable
Tyrus	304	250	Borrowings granted
ECLSA	169	129	Borrowings granted
	107	120	Dividends receivable
Panamerican Mall S.A.	1	1	Long-term incentive plan receivable
Efanur	(76)	(63)	Loans received
Efanur	(335)	(631)	Non-Convertible Notes
Ritelco S.A.	(22)	(18)	Loans received
NFSA	2	-	Management fee
	(25)	(26)	Loans received
Fibesa S.A.	13	15	Long-term incentive plan receivable
Real Estate Investment Group VII LP	(21)	(17)	Loans received
Palermo Invest S.A.	12	14	Dividends receivable
	-	(12)	Loans received
Llao Llao Resorts S.A.	3	3	Hotel services receivable
	1	1	Reimbursement of expenses receivable
New Lipstick	14	11	Reimbursement of expenses receivable
Lipstick Management LLC	(61)	(50)	Loans received
Cyrsa S.A.	(8)	(9)	Loans received
Inversora Bolívar S.A.	10	11	Dividends receivable
	-	(27)	Loans received
Liveck S.A.	-	6	Borrowings granted
UTE IRSA – Galerías Pacífico S.A.	(57)	(64)	Other liabilities
Others subsidiaries, associates and	-	3	Reimbursement of expenses receivable
joint ventures (1)	1	1	Long-term incentive plan receivable
	(1)	-	Reimbursement of expenses payable
Total subsidiaries, associates and joint ventures	(5,918)	(2,600)
Directors	(11)	(38)	Fees
Total Directors	(11)	(38)
Consultores Asset Management S.A.	8	7	Reimbursement of expenses receivable
Austral Gold Argentina S.A.	2	2	Reimbursement of expenses receivable
Others subsidiaries, associates and	1	1	Management fee
joint ventures (2)	1	1	Reimbursement of expenses receivable
Total others	12	11
Total at the end of the period/year	(5,971)	(2,667)

(1)
It includes BHSA, Puerto Retiro S.A., Nuevo Puerto Santa Fe S.A. and Emprendimientos Recoleta S.A.

15

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the three-month period ended September 30, 2019 and 2018:

Related parties	09.30.19	09.30.18	Operation description
Cresud	2	6	Leases and/or rights of use
	(29)	(29)	Corporate services
Total parent company	(27)	(23)
IRSA CP	1	(2)	Leases and/or rights of use
	(584)	-	Financial operations
	(14)	(18)	Corporate services
ECLSA	27	(79)	Financial operations
Ritelco	(4)	(8)	Financial operations
Efanur	(14)	(16)	Financial operations
Tyrus	48	105	Financial operations
Panamerican Mall S.A	-	(29)	Financial operations
Real Estate Strategies LLC	-	6	Financial operations
Lipstick	(11)	-	Financial operations
REIG VII	(4)	-	Financial operations
Torodur	(59)	-	Financial operations
Palermo Invest	(3)	-	Financial operations
Manibil S.A.	-	47	Financial operations
Others subsidiaries, associates and joint ventures (1)	-	3	Financial operations
	2	(6)	Fees
Total subsidiaries, associates and joint ventures	(615)	3
Directors	(18)	(18)	Fees
Senior Managment	(3)	(6)	Fees
Total Directors and Senior Managment	(21)	(24)
Fundación IRSA	(8)	(6)	Donations
Estudio Zang, Bergel & Viñes	(1)	(2)	Fees
Others subsidiaries, associates and joint ventures (2)	2	2	Leases and/or rights of use
	(2)	(2)	Donations
Total others	(9)	(8)
Total at the end of the period	(672)	(52)

(1)
It includes Inversora Bolívar S.A., Cyrsa S.A., BACS, Palermo Invest S.A., Efanur and Liveck S.A.
(2)
Austral Gold Argentina S.A., Hamonet S.A., UTE IRSA – Galerías Pacífico S.A. e Isaac Elsztain e Hijos S.C.A.

The following is a summary of the transactions with related parties without impact in results for the three-month period ended September 30, 2019 and 2018:

Related parties	09.30.19	09.30.18	Operation description
Tyrus	(1,302)	(203)	Irrevocable contributions granted
Inversora Bolivar S.A.	(5)	-	Irrevocable contributions granted
Manibil S.A.	(69)	-	Irrevocable contributions granted
Total contributions to subsidiaries	(1,376)	(203)

16

IRSA Inversiones y Representaciones Sociedad Anónima

22.  Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (1)	Amount (2)	Foreign exchange rate (3)	Total as of 09.30.19	Amount (2)	Total as of 06.30.19

Assets
Trade and other receivables
US Dollar	6.08	57.39	351	6.28	299
Euros	0.29	62.48	18	0.29	16
Receivables with related parties
US Dollar	8.55	57.59	492	8.32	398
Total Trade and other receivables			861		713
Investments in financial assets
US Dollar	0.14	57.39	8	8.39	399
Total Investments in financial assets			8		399
Cash and cash equivalents
US Dollar	0.48	57.39	28	0.84	40
Total Cash and cash equivalents			28		40
Total Assets			897		1,152

Liabilities
Trade and other payables
US Dollar	1.08	57.59	62	1.01	48
Payables with related parties
US Dollar	2.03	57.59	114	1.96	94
Euros				0.28	15
Total Trade and other payables			176		157
Borrowings
US Dollar	277.93	57.59	16,006	299.58	14,315
Borrowings with related parties
US Dollar	82.47	57.59	4,749	41.78	1,997
Total Borrowings			20,755		16,312
Total Liabilities			20,931		16,469

(1)
Considering foreign currencies those that differ from Group’s functional currency at each period / year.
(2)
Expressed in millions of foreign currency.
(3)
Exchange rate as of September 30, 2019 according to Banco de la Nación Argentina records.

23.
CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 Investment properties and Note 8 Property, plant and equipment
Exhibit B - Intangible assets	Note 10 Intangible assets
Exhibit C - Equity investments	Note 6 Information about the main subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 11 Financial instruments by category
Exhibit E - Provisions	Note 12 Trade and other receivables and Note 16 Provisions
Exhibit F - Cost of sales and services provided	Note 9 Trading properties and Note 18 Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 22 Foreign currency assets and liabilities

24.
         CNV General Resolution N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Resolution N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Storage of documentation responsible	Location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gómez 3825, Autonomous City of Buenos Aires

17

IRSA Inversiones y Representaciones Sociedad Anónima

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of Section I, Chapter V, Title II of the CNV RULES (2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known accident in Iron Mountain’s warehouse. Such company is a supplier of the Company and Company’s documentation was being kept in the mentioned warehouse. Based on the internal review carried out by the Company, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

25.
Working capital deficit

At the end of the period, the Company has a working capital deficit of Ps. 6,941. Its treatment is being considered by the Board of Directors and Management.

26.
Subsequent events

See subsequent events in Note 30 to Unaudited Condensed Interim Consolidated Financial Statements, in addition are as follows:

Dividend distribution from IRSA CP

On October 31, 2019, the General Shareholders' Meeting of IRSACP decided to distribute a cash dividend of Ps. 595. The company maintains a holding percentage of 81,129% of said company.

Dividend distribution of IRSA

On October 30, 2019, the General Shareholders' Meeting of IRSA decided to distribute cash dividends of Ps. 480 payable in shares of IRSA CP.

18

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of September 30, 2019
(Stated in millions)
Free translation from the original prepared in Spanish for publication in Argentina

1.
Specific and significant systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.3.

3.
Receivables and liabilities by maturity date.

Items		Past due	Without term	Without term	To be due
		09.30.19	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	Total

Accounts receivables	Trade and other receivables	123	458	5	68	220	4	305	110	-	1,293
	Total	123	458	5	68	220	4	305	110	-	1,293
Liabilities	Trade and other payables	263	-	-	157	57	1,514	-	74	-	2,065
	Borrowings	-	-	-	857	175	6,900	520	11,074	1,781	21,307
	Salaries and social security liabilities	-	-	-	1	-	1	-	-	-	2
	Provisions	-	4	41	-	-	-	-	-	-	45
	Total	263	4	41	1,015	232	8,415	520	11,148	1,781	23,419

4.a.
Breakdown of accounts receivable and liabilities by maturity and currency.

Items		Current			Non-current			Totals
		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total

Accounts receivables	Trade and other receivables	322	856	1,178	110	5	115	432	861	1,293
	Total	322	856	1,178	110	5	115	432	861	1,293
Liabilities	Trade and other payables	1,873	118	1,991	16	58	74	1,889	176	2,065
	Borrowings	619	7,833	8,452	(67)	12,922	12,855	552	20,755	21,307
	Salaries and social security liabilities	2	-	2	-	-	-	2	-	2
	Provisions	4	-	4	41	-	41	45	-	45
	Total	2,498	7,951	10,449	(10)	12,980	12,970	2,488	20,931	23,419

19

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of September 30, 2019
(Stated in millions)
Free translation from the original prepared in Spanish for publication in Argentina

4.b.
Breakdown of accounts receivable and liabilities by adjustment clause.

On September 30, 2019 there are no receivables and liabilities subject to adjustment clause.

4.c.
Breakdown of accounts receivable and liabilities by interest clause

Items		Current				Non-current				Accruing interest
		Accruing interest		Non-accruing interest (*)	Total	Accruing interest		Non-accruing interest (*)	Total			Non-accuing interest	Total
		Fixed rate	Floating rate			Fixed rate	Floating rate			Fixed rate	Floating rate
Accounts receivables	Trade and other receivables	122	473	583	1,178	-	-	115	115	122	473	698	1,293
	Total	122	473	583	1,178	-	-	115	115	122	473	698	1,293
Liabilities	Trade and other payables	-	-	1,991	1,991	-	-	74	74	-	-	2,065	2,065
	Borrowings	7,378	585	489	8,452	12,808	47	-	12,855	20,186	632	489	21,307
	Salaries and social security liabilities	-	-	2	2	-	-	-	-	-	-	2	2
	Provisions	-	-	4	4	-	-	41	41	-	-	45	45
	Total	7,378	585	2,486	10,449	12,808	47	115	12,970	20,186	632	2,601	23,419

(*) Includes the balance as of 09.30.2019 of the interest payable corresponding to the loans.

20

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of September 30, 2019
(Stated in millions)
Free translation from the original prepared in Spanish for publication in Argentina

5.
Related parties.

a.
Interest in related parties:

Name of the entity	% ownership interest of the Group
Entity's with direct ownership interest of IRSA:
IRSA CP	81.13%
E-commerce Latina S.A.	96.74%
Efanur S.A.	100.00%
Hoteles Argentinos S.A.	100.00%
Inversora Bolívar S.A.	95.13%
Llao Llao Resort S.A.	50.00%
Nuevas Fronteras S.A.	76.34%
Palermo Invest S.A.	97.00%
Ritelco S.A.	100.00%
Tyrus S.A.	100.00%
Liveck S.A.	10.01%

b.
Related parties debit/credit balances. See Note 21 to the Unaudited Condensed Interim Separate Financial Statements.

6.
Loans to Directors.

See Note 21 to the Unaudited Condensed Interim Separate Financial Statements.

7.
Physical inventory.

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.
Current values.

See Notes 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

9.
Appraisal revaluation of property, plant and equipment.

None.

10.
Obsolete unused property, plant and equipment.
None.

11.
Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.
Recovery values.

See Notes 6, 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

21

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of September 30, 2019
(Stated in millions)
Free translation from the original prepared in Spanish for publication in Argentina
13.
Insurances.

Insured Assets.

Real Estate	Insured amounts (1)	Accounting values	Risk covered
Bouchard 551	2	146	All operational risk with additional coverage and minor risks
Libertador 498	4	1,651	All operational risk with additional coverage and minor risks
Santa María del Plata	0.053	9,764	All operational risk with additional coverage and minor risks
Abril Manor House	4	5	All operational risk with additional coverage and minor risks
Catalinas Norte Plot	2	958	All operational risk with additional coverage and minor risks
Subtotal	12	12,524
Single policy	15,000		Third party liability

(1)
The insured amounts are in US Dollars.

In our opinion, the above-described insurance policies cover current risks adequately.

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.
Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.
Unpaid accumulated dividends on preferred shares.

None.

18.
Restrictions on distributions of profits.

According to Argentine law, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

In addition, according to CNV General Resolution N° 609/12, a special reserve was constituted which cannot be released to make distributions in cash or in kind. See Note 16 to the Consolidated Financial Statements at June 30, 2019.

IRSA NCN due 2019 and 2020 both contain certain customary covenants and restrictions, including, among others, limitations for the incurrence of additional indebtedness, restricted payments, disposal of assets, and entering into certain transactions with related companies. Restricted payments include restrictions on the payment of dividends.

Autonomous City of Buenos Aires, Nov 8, 2019.

22

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
                                                                                                                                                                INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolivar 108 – 1° floor
Autonomous City Buenos Aires
Tax Code No. 30-52532274-9

Introduction

We have reviewed the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter “the Company”) which included the unaudited condensed interim separate statements of financial position as of September 30, 2019, and the unaudited condensed interim separate statements of income and other comprehensive income for the three-month period ended September 30, 2019, the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the three-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2019 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and , for this reason, is responsible for the preparation and presentation of the unaudited condensed interim separate financial statements above mentioned in the first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statements of financial position, the separate statements of income and other comprehensive income and the separate statements of cash flows of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements above mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Inversiones y Representaciones Sociedad Anónima that:

a)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)
we have read the additional information to the notes to the unaudited condensed interim separate statements required by section 12 of Chapter III Title IV of the text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

d)
at September 30, 2019, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to Ps. 91,697.59, which was not claimable at that date.

Autonomous City of Buenos Aires, November 8, 2019.

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Mariano C. Tomatis Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 241 Fº 118	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 José Daniel Abelovich Public Accountant (UBA) C.P.C.E.C.A.B.A. T° 102 F° 191

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2019

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Consolidated Results

(in millions of ARS)	IQ 20	IQ 19	YoY Var
Revenues	18,610	16,376	13.6%
Net gain / (loss) from fair value adjustment of investment properties	9,032	10,187	-11.3%
Profit / (Loss) from operations	11,327	12,391	-8.6%
Depreciation and amortization	2,973	1,894	57.0%
EBITDA(1)	14,300	14,285	0.1%
Adjusted EBITDA(1)	5,268	4,098	28.6%
(Loss) / Profit for the period	10,983	9,059	21.2%
Attributable to equity holders of the parent	3,298	7,982	-58.7%
Attributable to non-controlling interest	7,685	1,077	613.6%
(1)
See Point XIX: EBITDA Reconciliation

Company’s income increased by 13.6% during the first quarter of fiscal year 2020 as compared to the same period of 2019, while Adjusted EBITDA increased 28.6% reaching ARS 5,268 million, ARS 1,434 million from Argentina Business Center, that decreased 8%, and ARS 3,434 million from Israel Business Center, that increased by 28.6% mainly due to an increase in the EBITDA of Telecommunications segment (Cellcom) as a consequence of the impact of IFRS 16 implementation: leases costs are now included in Amortizations.

Profit for the period under review reached a gain of ARS 10,983 million, 21.2% higher than the gain registered in the same period of 2019, mainly explained by the result from the deconsolidation of Gav-Yam due to the loss of control offset by lower results of Clal's market valuation in the Israel business center and lower results from changes in the fair value of investment properties in the Argentine business Center.

Argentina Business Center

II. Shopping Malls (through our subsidiary IRSA Propiedades Comerciales S.A.)

During the first quarter of fiscal year 2020. our tenants’ sales reached ARS 18,367.4 million, 6.5% lower, in real terms, than the same period of 2019. Although consumption in Argentina has slowed down in recent quarters, mainly due to the fall in real wages, this quarter shows a lower decrease in real terms that could be explained, at least partially, by more consumer financing alternatives, such as “Ahora 12” and “Ahora 18” plans, which allow financing in credit card installments.

Our portfolio’s leasable area totaled 332,774 sqm during the quarter. decreasing by approximately 13,000 sqm, compared to the same period of previous fiscal year, due to the end of concession of Buenos Aires Design in December 2018 (IIQ 19). The portfolio’s occupancy reduced to 94.3% mainly because of Walmart's anticipated exit from Dot Baires Shopping. Excluding the impact of Walmart's exit, occupancy reached 97.5%.

Shopping Malls’ Operating Indicators

(in ARS million, except indicated)	IQ 20	IVQ 19	IIIQ 19	IIQ 19	IQ 19

Gross leasable area (sqm)	332,277	332,150	332,774	332,119	345,929
Tenants’ sales (3 months cumulative)	18,367	18,413	15,261	21,031	19,648
Occupancy	94.3%	94.7%	94.5%	94.9%	98.7%

1

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2019

Shopping Malls’ Financial Indicators

(in millions of ARS)	IQ 20	IQ 19	YoY Var
Revenues from sales, leases and services	1,525	1,786	-14.6%
Net (loss) / gain from fair value adjustment on investment properties	440	-3,168	-
Profit / (Loss) from operations	1,513	-1,912	-
Depreciation and amortization	27	31	-12.9%
EBITDA (1)	1,540	-1,881	-
Adjusted EBITDA (1)	1,100	1,287	-14.5%
(1)
See Point XIX: EBITDA Reconciliation

Income from this segment decreased 14.6% during the first quarter of fiscal year 2020, compared with same period of previous fiscal year, mainly due to the impact of fix components that did not accompany the quarter tenants sales recovery such as base rents that decreased 20.8% in real terms and admission rights that decreased 17.1%. Our costs. administrative and marketing expenses (SG&A) decrease by approximately 17.7%. Adjusted EBITDA reached ARS 1,100 million, 14.5% lower than the same period of fiscal year 2019, and EBITDA margin, excluding income from expenses and collective promotion fund. was 72.1%, in line with the same period of previous fiscal year.

Operating data of our Shopping Malls

	Date of opening	Location	Gross Leasable Area sqm (1)	Stores	Occupancy Rate (2)	IRSA CP’s Interest (3)
Alto Palermo	Dec-97	City of Buenos Aires	18,637	135	98.1%	100%
Abasto Shopping(4)	Nov-99	City of Buenos Aires	36,802	165	97.7%	100%
Alto Avellaneda	Dec-97	Province of Buenos Aires	37,958	127	99.1%	100%
Alcorta Shopping	Jun-97	City of Buenos Aires	15,725	114	98.1%	100%
Patio Bullrich	Oct-98	City of Buenos Aires	11,396	89	94.7%	100%
Buenos Aires Design(5)	Nov-97	City of Buenos Aires	-	-	-	-
Dot Baires Shopping	May-09	City of Buenos Aires	48,807	155	75.6%	80%
Soleil	Jul-10	Province of Buenos Aires	15,156	79	98.9%	100%
Distrito Arcos	Dec-14	City of Buenos Aires	14,335	65	94.5%	90.0%
Alto Noa Shopping	Mar-95	Salta	19,311	86	97.2%	100%
Alto Rosario Shopping(4)	Nov-04	Santa Fe	33,681	141	99.8%	100%
Mendoza Plaza Shopping	Dec-94	Mendoza	42,876	127	95.0%	100%
Córdoba Shopping	Dec-06	Córdoba	15,361	104	99.9%	100%
La Ribera Shopping	Aug-11	Santa Fe	10,530	68	95.7%	50%
Alto Comahue	Mar-15	Neuquén	11,702	95	96.9%	99.1%
Patio Olmos(6)	Sep-07	Córdoba
Total			332,277	1,550	94.3%
(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal period.
(3) Company’s effective interest in each of its business units.
(4) Excludes Museo de los Niños (3,732 square meters in Abasto and 1,261 square meters in Alto Rosario).
(5) End of concession December 5, 2018
(6) IRSA CP owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.

2

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2019

Cumulative tenants’ sales as of September 30

(per Shopping Mall, in ARS. million)	IQ 20	IQ 19	YoY Var
Alto Palermo	2,279.2	2,349.5	-3.0%
Abasto Shopping	2,362.8	2,662.7	-11.3%
Alto Avellaneda	2,069.0	2,352.8	-12.1%
Alcorta Shopping	1,291.2	1,294.4	-0.2%
Patio Bullrich	872.3	783.1	11.4%
Buenos Aires Design(1)	-	291.2	-100.0%
Dot Baires Shopping	1,748.2	2,031.5	-13.9%
Soleil	1,007.3	1,019.1	-1.2%
Distrito Arcos	1,090.8	918.0	18.8%
Alto Noa Shopping	803.5	865.2	-7.1%
Alto Rosario Shopping	1,835.2	1,894.8	-3.1%
Mendoza Plaza Shopping	1,441.6	1,533.2	-6.0%
Córdoba Shopping	564.0	613.9	-8.1%
La Ribera Shopping(2)	418.3	453.4	-7.7%
Alto Comahue	584.0	585.6	-0.3%
Total	18,367.4	19,648.4	-6.5%
(1) End of concession December 5.2018
(2) Through our joint venture Nuevo Puerto Santa Fe S.A.

Cumulative tenants’ sales per type of business (1)

(per Type of Business. in ARS million)	IQ 20	IQ 19	YoY Var	2019	2018	2017
Anchor Store	970.9	1,043.0	-6.9%	3,576	4,401	4,114
Clothes and Footwear	9,928.1	10,403.1	-4.6%	36,716	40,038	40,588
Entertainment	766.2	774.4	-1.1%	2,215	2,382	2,587
Home	360.6	526.3	-31.5%	1,468	2,149	2,104
Restaurant	2,241.7	2,383.9	-6.0%	7,400	8,462	8,064
Miscellaneous	2,296.8	2,451.9	-6.3%	8,284	9,064	8,738
Services	216.4	267.8	-19.2%	788	828	561
Electronic appliances	1,586.7	1,798.0	-11.8%	5,628	9,425	8,940
Total	18,367.4	19,648.4	-6.5%	66,075	76,747	75,696
(1) We present the information for FY 2019, 2018 and 2017 shown in the Annual Report as of June 30, 2019 with a correction in the amounts per type of business without affecting the total amount.

Detailed Revenues as of September 30

(in ARS million)	IQ 20	IQ 19	YoY Var
Base Rent (1)	764	965	-20.8%
Percentage Rent	365	354	3.1%
Total Rent	1,130	1,319	-14.3%
Revenues from non-traditional advertising	41	42	-2.4%
Admission rights	191	231	-17.1%
Fees	21	23	-9.0%
Parking	89	115	-22.6%
Commissions	41	44	-6.7%
Others	11	14	16.1%
Subtotal (2)	1,525	1,786	-14.6%
Expenses and Collective Promotion Funds	665	759	-12.4%
Total	2,142	2,474	-13.4%
(1)
Includes Revenues from stands for ARS 103.6 million cumulative as of September 2019
(2)
Does not include Patio Olmos.

3

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2019

III. Offices

The A+ office market in the City of Buenos Aires remains robust even after the period of highest exchange volatility in recent years. The price of Premium commercial spaces diminished at USD 4,700 per square meter as well as rental prices that remained at USD 27.6 when compared with same period of previous fiscal year. per square meter for the A+ segment. The vacancy of the premium segment increased slightly to 6.8%, a trend that is expected to continue in the coming months with the completion of buildings currently under construction.

As concerns the A+ office market in the Northern Area. we have noted a significant improvement in the price of units during the last 10 years, and we believe in its potential during the next years. Nevertheless, rental prices show a downward trend around USD 26.8 per square meter.

Sale and Rental Prices of A+ Offices – City of Buenos Aires

Source: LJ Ramos

Sale and Rental Prices of A+ Offices – Northern Area

Source: LJ Ramos

Gross leasable area was 115,640 sqm as of the first three-month period of fiscal year 2019, highly increased when compared to the previous year due to the inauguration of the Zetta building in May 2019.

Portfolio average occupancy remain in the levels observed in last quarter, 88.1%, mainly due to higher vacancy in our class B offices, Suipacha 661 and Philips. Considering our premium portfolio (class A+&A), the occupancy reached 96.6%. The average rental price reached USD 26.6 per sqm in line with previous quarters.

Offices’ Operating Indicators

	IQ 20	IVQ 19	IIIQ 19	IIQ 19	IQ 19
Leasable area	115,640	115,378	83,205	83,213	83,213
Total Occupancy	88.1%	88.3%	91.4%	90.0%	93.4%
Class A+ & A Occupancy	96.6%	97.2%	95.0%	93.1%	97.6%
Class B Occupancy	46.2%	45.0%	79.6%	79.6%	79.6%
Rent USD/sqm	26.6	26.4	26.3	27.0	25.7

4

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2019

Ofices’ Financial Indicators

(in ARS million)	IQ 20	IQ 19	YoY Var
Revenues from sales, leases and services	512	344	48.8%
Net gain from fair value adjustment on investment properties, PP&E e inventories	5,006	10,575	-52.7%
Profit from operations	5,425	10,830	-49.9%
Depreciation and amortization	5	6	-16.7%
EBITDA(1)	5,430	10,836	-49.9%
Adjusted EBITDA (1)	424	261	62.5%
(1)
See Point XIX: EBITDA Reconciliation

In real terms. during the first quarter of fiscal year 2020, revenues from the offices segment increased by 53.5% compared to the same period of 2019. Adjusted EBITDA from this segment grew 6.6% in real terms compared to the same period of the previous year due to the positive impact of the devaluation in our dollar-denominated contracts and the effect of income flattening of the new Zetta building. EBITDA margin was 85.3%, 6.8 bps above same period of previous year.

Below is information on our Office segment and other rental properties as of September 30, 2019:

	Date of Acquisition	Gross Leaseable Area (sqm) (1)	Occupancy (2)	IRSA’s Effective Interest

Offices(4)
Edificio República	04/28/08	19,885	92.6%	100%
Torre Bankboston)	08/27/07	14,865	93.5%	100%
Intercontinental Plaza	11/18/97	2,979	100.0%	100%
Bouchard 710	06/01/05	15,014	100.0%	100%
Suipacha 652/64	11/22/91	11,465	31.2%	100%
Dot Building	11/28/06	11,242	100.0%	80%
Philips Building	06/05/17	8,017	67.6%	100%
Zetta Building	05/06/19	32,173	97.5%	80%
Subtotal Offices		115,640	88.1%	N/A

Other Properties
Santa María del Plata S.A	10/17/97	116,100	25.9%	100%
Nobleza Piccardo (5)	05/31/11	109,610	79.8%	50.0%
Other Properties (3)	N/A	12,292	35.6%	N/A
Subtotal Other Properties		238,002	51.3%	N/A

Total Offices and Others		353,380	63.3%	N/A
(1) Corresponds to the total leasable surface area of each property as of September 30, 2019. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by leasable area as of September 30, 2019.
(3) Through IRSA CP.
(4) Through Quality Invest S.A.
(5) Includes the following properties: Dot Adjoining Plot, Intercontinental plot of land, Anchorena 665, Puerto Retiro, Casona Abril, Constitución 1111 and Rivadavia 2774.

Below, we present the following table shown in the Annual Report as of June 30, 2019 with a rectification in the number and amount of lease agreements not renewed.
Building	Number of lease agreements (1)(5)	Annual rental price (2)	Rental price per new and renewed sqm (3)	Rental price per previous sqm (3)	Number of lease agreements not renewed	Lease agreements not renewed Annual rental price (4)
Bouchard 710	1	10,698,433	1,214	1,257	-	-
Della Paolera 265	3	104,463,158	1,249	1,251	1	2,242,046
Edificio República	8	93,015,881	1,343	1,230	-	-
DOT Building	3	42,673,277	1,078	1,008	-	-
Suipacha 652/64	1	10,576,344	552	530	-	-
Zetta Building	2	386,602,685	1,027	-	-	-
Total Offices	18	648,029,779	1,086	1,139	1	2,242,046
(1)
        Includes new and renewed lease agreements executed in FY 2019.
(2)
Lease agreements in U.S. dollars converted to Pesos at the exchange rate prevailing in the first effective month of the agreement, multiplied by 12 months.
(3)
Monthly value.
(4)
Lease agreements in U.S. dollars converted to Pesos at the exchange rate prevailing in the last effective month of the agreement, multiplied by 12 months.
(5)
It does not include lease agreements over parking spaces, antennas or terrace area.

5

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2019

IV. Sales and Developments
(in millions of ARS)	IQ 20	IQ 19	YoY Var
Revenues	61	34	79.4%
Net gain from fair value adjustment on investment properties	3,769	3,811	-1.1%
Profit from operations	3,692	3,762	-1.9%
Depreciation and amortization	2	2	0.0%
EBITDA(1)	3,694	3,764	-1.9%
Adjusted EBITDA(1)	-75	-47	59.6%
(1)
See Point XIX: EBITDA Reconciliation

Revenues from the “Sales and Development” segment decreased 79.4% during the first quarter of fiscal year 2020 compared to the same period of previous year, due to the impact of early revenues recognition in Catalinas Project according to IFRS 15. Adjusted EBITDA of the segment was ARS 75 million loss, compared to ARS 47 million loss in the same period of fiscal year 2019.

Below, we present the table of land reserves at IRSA CP level shown in the Annual Report as of June 30, 2019 with the rectification of the fair value of certain properties.

	IRSA CP's Interest	Date of acquisition	Land surface (sqm)	Buildable surface (sqm)	GLA(sqm)	Salable surface (sqm)	Fair Value (ARS millions)

RESIDENTIAL - BARTER AGREEMENTS
Beruti (Astor Palermo) - BA City	100%	6/24/2008	-	-	-	175	235.9
CONIL - Güemes 836 – Mz. 99 & Güemes 902 – Mz. 95 & Commercial stores - Buenos Aires	100%	7/19/1996	-	-	-	1,461	61.6
Total Intangibles (Residential)			-	-	-	1,636	297.5

LAND RESERVES
Catalinas - BA City	100%	5/26/2010	3,648	58,100	30,832	-	-
Subtotal Oficinas			3,648	58,100	30,832	-	-
Total under Development			3,648	58,100	30,832	-	-
UOM Luján - Buenos Aires	100%	5/31/2008	1,160,000	464,000	-	-	445.9
San Martin Plot (Ex Nobleza Piccardo) - Buenos Aires	50%	5/31/2011	159,996	500,000	-	-	1,715.0
La Plata - Greater Buenos Aires	100%	3/23/2018	78,614	116,553	-	-	423.1
Maltería Hudson – Greater Buenos Aires	100%	31/7/2018	147,895	177,000	-	-	1,019.8
Caballito plot - BA City	100%	1/20/1999	23,791	86,387	10,518	75,869	1,557.5
Subtotal Mixed-uses			1,570,296	1,343,940	10,518	75,869	5,161.3
Coto Abasto aire space - BA City(2)	100%	9/24/1997	-	21,536	-	16,385	539.1
Córdoba Shopping Adjoining plots - Córdoba(2)	100%	6/5/2015	8,000	13,500	-	2,160	19.6
Neuquén - Residential plot - Neuquén(2)	100%	6/7/1999	13,000	18,000	-	18,000	100.6
Subtotal Residential			21,000	53,036	-	36,545	659.3
Polo Dot comnercial expansion – BA City	80%	11/28/2006	-	-	15,940	-	590.0
Paraná plot - Entre Ríos (3)	100%	8/12/2010	10,022	5,000	5,000	-	-
Subtotal Retail			10,022	5,000	20,940	-	590.0
Polo Dot - Offices 2 & 3 - BA City	80%	11/28/2006	12,800	-	38,400	-	1,135.7
Intercontinental Plaza II - BA City	100%	28/2/1998	6,135	-	19,598	-	473.3
Córdoba Shopping Adjoining plots - Córdoba(2)	100%	5/6/2015	2,800	5,000	5,000	-	11.1
Subtotal Offices			21,735	5,000	62,998	-	1,620.1
Total Future Developments			1,623,053	1,406,976	94,456	112,414	8,030.7
Other Reserves(1)			1,899	-	7,297	262	642.0
Total Land Reserves			1,624,952	1,406,976	101,753	112,676	8,672.7
(1)
Includes Zelaya 3102-3103, Chanta IV, Anchorena 665, Condominios del Alto II, Ocampo parking spaces, DOT adjoining plot and Mendoza shopping adjoining plot.
(2)
These land reserves are classified as Property for Sale, therefore, their value is maintained at historical cost adjusted for inflation. The rest of the land reserves are classified as Investment Property, valued at market value.
(3)
Sign of the deeds pending subject to certain conditions.
(4)
Sale agreements for 86,93% of the property under development have been signed between IRSA and IRSA CP and the remaining units have been sold to Globant, also through an agreement. The sale deed with both entities is yet to be signed. The fair value disclosed above corresponds only to the land.

6

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2019

V. CAPEX (through our subsidiary IRSA Propiedades Comerciales S.A.)

Alto Palermo Expansion

We keep working on the expansion of Alto Palermo shopping mall. the shopping mall with the highest sales per square meter in our portfolio. that will add a gross leasable area of approximately 3,900 square meters and will consist in moving the food court to a third level by using the area of an adjacent building acquired in 2015. Work progress as of September 30 was 37.9% and construction works are expected to be finished by July 2020.

200 Della Paolera - Catalinas building

 The building under construction will have 35,000 sqm of GLA consisting of 30 office floors and 316 parking spaces and is located in the “Catalinas” area in the City of Buenos Aires. one of the most sought-after spots for Premium office development in Argentina. The company owns 30,832 square meters consisting of 26 floors and 272 parking spaces in the building. The total estimated investment in the project amounts to ARS 2,600 million and as of September 30, 2019. work progress was 73.4%. As of today, we have 21% of the IRSA CP's own GLA sqm with signed lease agreements and there are good commercialization prospects for the rest of the surface.

VI. Hotels

During the first quarter of fiscal year 2020, Hotels segment recorded a decrease in revenues of 10.2% mainly due to the mainly to the decrease in the rate and the growth of the vacancy of Libertador hotel after the company acquisition of 20% of the ownership of Sheraton and the begin of the operation of the hotel on its own, added to the fact that the economic volatility of the quarter affected the activity in general and corporate events in particular. The segment’s EBITDA reached ARS 94 million during the period under review, 33.8% lower than in the previous fiscal year.

	IQ 20	IVQ 19	IIIQ 19	IIQ 19	IQ 19
Average Occupancy	61.6%	65.2%	69.3%	68.5%	64.5%
Average Rate per Room (USD/night)	167	197	209	205	189

(in millions of ARS)	IQ 20	IQ 19	Var a/a
Revenues	513	571	-10.2%
Profit / (loss) from operations	62	110	-43.6%
Depreciation and amortization	32	32	-
EBITDA	94	142	-33.8%

7

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2019

The following is information on our hotels segment as of September 30, 2019:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy(1)	Average Price per Room USD. (2)

Intercontinental (3)	11/01/1997	76.34%	313	71.1%	136
Sheraton Libertador (4)	03/01/1998	100.00%	200	48.5%	98
Llao Llao (5)	06/01/1997	50.00%	205	59.9%	279
Total	-	-	718	61.6%	167
(1)
Accumulated average in the three-month period.
(2)
Accumulated average in the three-month period.
(3)
Through Nuevas Fronteras S.A. (Subsidiary of IRSA).
(4)
Through Hoteles Argentinos S.A.
(5)
Through Llao Llao Resorts S.A.

VII. International

Lipstick Building, New York, United States

The Lipstick Building is a landmark building in the City of New York, located at Third Avenue and 53th Street in Midtown Manhattan, New York. Architects John Burgee and Philip Johnson (Glass House and Seagram Building, among other renowned works) designed it and it is named after its elliptical shape and red façade. Its gross leasable area is approximately 58,000 sqm and consists of 34 floors.

As of September 30, 2019, the building’s occupancy rate was 95.6%, thus generating an average rent of USD 79.3 per sqm.

Lipstick	Sep-19	Sep-18	YoY Var
Gross Leasable Area (sqm)	58,092	58,092	-
Occupancy	95.6%	96.9%	-1.3 p,p
Rental price (USD/sqm)	79.3	77.1	2.9%

In June 2019, an “Escrow Agreement” was signed for the sum of US $ 5.1 million, through which an option was acquired to purchase the controlling position on one of the lands where the Lipstick was built. This option expired on August 30, so the seller has the right to collect the deposit. The company will continue negotiations trying to obtain funding sources that allow us to execute the purchase.

Investment in Condor Hospitality Inc.

On July 19, 2019, Condor signed an agreement and merger plan with a company not related to the group. As agreed, each Condor ordinary share, whose nominal value is US$ 0.01 per share will be cancelled before the merger and will become the right to receive a cash amount equivalent to US$ 11.10 per ordinary share. Additionally, in accordance with the terms and conditions of the merger agreement, each Series E convertible share will be automatically cancelled and will become entitled to receive a cash amount equal to US$ 10.00 per share.

It is estimated that the operation will be developed between November and December 2019. As of the date of these financial statement presentation, the group owned 2,245,099 common shares and 325,752 preferred E shares.

8

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2019

VIII. Corporate

(in millions of ARS)	IQ 20	IQ 19	YoY Var
Revenues	-	-	-
Loss from operations	-64	-64	-
Depreciation and amortization	1	-	-
EBITDA	-63	-64	-1.6%

IX. Financial Operations and Others

Interest in Banco Hipotecario S.A. (“BHSA”) through IRSA

BHSA is a leading bank in the mortgage lending industry, in which IRSA held an equity interest of 29.91% as of September 30, 2019. During the three-month period of 2020, the investment in Banco Hipotecario generated a ARS 349 million gain compared to a ARS 92 million gain on the same period of 2019. For further information, visit http://www.cnv.gob.ar or http://www.hipotecario.com.ar.

Israel Business Center

X. Investment in IDB Development Corporation and Discount Investment Corporation (“DIC”)

As of September 30, 2019, IRSA’s indirect equity interest in IDB Development Corp. was 100% of its stock capital and in Discount Corporation Ltd. (“DIC”) was 82.31% of its stock capital.

Within this operations center, the Group operates the following segments:

●
The “Real Estate” segment mainly includes the assets and profit from operations derived from the business related to the DIC subsidiary, Property & Building (“PBC”). Through PBC, the Group operates rental and residential properties in Israel, United States and other locations in the world, and executes commercial projects in Las Vegas, United States of America.

●
The “Telecommunications” segment includes the assets and profit from operations derived from the business related to the subsidiary Cellcom. Cellcom is supplier of telecommunication services and its main businesses include the provision of cellular and fixed telephone, data and Internet services, among others.

●
The “Insurance” segment includes the investment in Clal. This company is one of the largest insurance groups in Israel, whose businesses mainly comprise pension and social security insurance and other insurance lines. The Group does not hold a controlling interest in Clal; therefore, it is not consolidated on a line-by-line basis, but presented under a single line as a financial instrument at fair value, as required under IFRS for the current circumstances in which no control is exercised.

●
The “Others” segment includes the assets and profit from other miscellaneous businesses, such as technological developments, tourism, oil and gas assets, electronics, and other sundry activities.

9

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2019

Segment Results

Following is the comparative information by segments of our Israel Business Center for the period between July 1, 2019 and September 30, 2019.

Real Estate (Property & Building - PBC) - ARS MM	IQ 20	IQ 19	YoY Var
Revenues	2,896	2,518	15.0%
Profit from operations	929	749	24.0%
Depreciation and amortization	13	11	18.2%
EBITDA	942	760	23.9%
Adjusted EBITDA	942	760	23.9%

Revenues and operating income of the Real Estate segment through the subsidiary PBC reached in the three-month period ended September 30, 2019 an amount of ARS 2,896 million and ARS 929 million, respectively, and for the same period ended on September 30, 2019, reached ARS 2,518 million and ARS 749 million respectively. This is mainly due to an average real depreciation of 20.66% of the Argentine peso against the Israeli shekel, offset by an appreciation of the Shekel against the dollar, which makes the income in Shekels for HSBC rents lower. Additionally, the market was characterized by maintaining stability in terms of demand and occupancy rates, keeping an average occupation of 97% in Israel and 100% in HSBC building.

Telecommunications (Cellcom) ARS MM	IQ 20	IQ 19	YoY Var
Revenues	12,073	10,049	20.1%
(Loss) / Profit from operations	278	-137	-302.9%
Depreciation and amortization	2,844	1,792	58.7%
EBITDA	3,122	1,655	88.6%

The Telecommunications segment carried out by "Cellcom" reached ARS 12,073 million of revenue and an operating loss of ARS 278 million in the three-month period of fiscal year 2020. For the same period of fiscal year 2019, revenues were ARS 10,049 million and operating loss was ARS 137 million. This is mainly due to an increase in revenues related to fixed lines, television and internet that compensate the revenues loss of the cell phone sector, accompanied by a reduction in structure costs.

Others (other subsidiaries) ARS MM	IQ 20	IQ 19	YoY Var
Revenues	360	308	16.9%
Loss from operations	-42	292	-114.4%
Depreciation and amortization	26	19	36.8%
EBITDA	-16	311	-105.1%

The "Others" segment reached revenues of ARS 360 million and an operating loss of ARS 42 million in the first quarter of fiscal year 2020. During the same period of fiscal year 2019, it reached revenues of ARS 308 million and an operating gain of ARS 292 million. This is mainly due to a real average depreciation of 20.66% of the Argentine peso against the Israeli shekel and a decrease in Bartan's income. Additionally, during the first quarter of the FY 2020 Elron sold associated companies while in the current period it did not register this kind of sales.

10

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2019

Corporate (DIC, IDBD and Dolphin) ARS MM	IQ 20	IQ 19	YoY Var
Revenues	-	-	-
(Loss) / Profit from operations	-214	-189	13.2%
Depreciation and amortization	-	-	-
EBITDA	-214	-189	13.2%

The "Corporate" segment reached in the three-month period of fiscal year 2020 an operating loss of ARS 214 million and for the same period of fiscal year 2019, an operating loss of ARS 189 million. This is mainly due to a real average depreciation of 20.66% of the Argentine peso against the Israeli shekel and a decrease in the fees for legal advisory services.

Regarding “Clal”, the Group values its holding in the company as a financial asset at market value. The valuation of Clal's shares as of 09/30/2019 amounted to ARS 14,675 million.

XI. EBITDA by Operations Center (ARS million)

Operations Center in Argentina

IQ FY 20	Shopping Malls	Offices	Sales and Developments	Hotels	International	Corporate	Others	Total
Profit / (loss) from operations	1,513	5,425	3,692	62	-35	-64	188	10,781
Depreciation and amortization	27	5	2	32	1	1	7	76
EBITDA	1,540	5,430	3,694	94	-34	-63	195	10,857

IQ FY 19	Shopping Malls	Offices	Sales and Developments	Hotels	International	Corporate	Others	Total
Profit / (loss) from operations	-1,912	10,830	3,762	110	-17	-64	178	12,887
Depreciation and amortization	31	6	2	32	-	-	2	72
EBITDA	-1,881	10,836	3,764	142	-17	-64	180	12,959
EBITDA Var	-	-49.89%	-1.86%	-33.80%	100.00%	-1.56%	8.33%	-16.22%

Israel Business Center

IQ FY 20	Real Estate	Tele-communications	Others	Corporate	Total
Profit / (loss) from operations	929	278	-42	-214	951
Depreciations and amortizations	13	2,844	26	-	2,883
EBITDA	942	3,122	-16	-214	3,834
Net unrealized gain from fair value adjustment of investment properties	-	-	-	-	-
Adjusted EBITDA	942	3,122	-16	-214	3,834

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2019

IQ FY 19	Real Estate	Tele-communications	Other	Corporate	Total
Profit / (loss) from operations	749	-137	292	-189	715
Depreciations and amortizations	11	1,792	19	-	1,822
EBITDA	760	1,655	311	-189	2,537
Net unrealized gain from fair value adjustment of investment properties	-	-	-	-	-
Adjusted EBITDA	760	1,655	311	-189	2,537
EBITDA Var	23.95%	88.64%	-105.14%	13.23%	51.12%
Adjusted EBITDA Var	23.95%	88.64%	-105.14%	13.23%	51.12%

XII. Reconciliation with Consolidated Statements of Income (ARS million)

Below is an explanation of the reconciliation of the company’s profit by segment with its Consolidated Statements of Income. The difference lies in the presence of joint ventures included in the segment but not in the Statements of Income.

	Total as per segment	Joint ventures*	Expenses and CPF	Elimination of inter-segment transactions	Total as per Statements of Income
Revenues	17,971	-20	665	-6	18,610
Costs	-11,097	8	-697	-	-11,786
Gross profit	6,874	-12	-32	-6	6,824
Net loss from fair value adjustment of investment properties	9,433	-401	-	-	9,032
General and administrative expenses	-2,117	4	-	8	-2,105
Selling expenses	-2,395	4	-	-	-2,391
Other operating results, net	-63	-	32	-2	-33
Profit from operations	11,732	-405	-	-	11,327
Share of loss of associates and joint ventures	-226	303	-	-	77
Profit before financial results and income tax	11,506	-102	-	-	11,404
*Includes Puerto Retiro, CYRSA, Nuevo Puerto Santa Fe and Quality (San Martín plot).

XIII. Financial Debt and Other Indebtedness

Operations Center in Argentina

The following table contains a breakdown of our indebtedness as of September 30, 2019:

Description	Currency	Amount (1)	Interest Rate	Maturity
Bank overdrafts	ARS	10.2	Floating	< 360 days
Series II Non-Convertible Notes (USD)	USD	71.4	11.50%	Jul-20
Series II Non-Convertible Notes (CLP)	CLP	44.2	10.50%	Aug-20
Series I Non-Convertible Notes	USD	181.5	10.00%	Nov-20
Loan with IRSA CP	USD	28.5	-	Nov-22
Other debt	USD	29.4	-	Feb-22
IRSA’s Total Debt		365.2
Cash & Cash Equivalents + Investments (3)	USD	0.6
IRSA’s Net Debt	USD	364.5
Bank overdrafts	ARS	17.3	-	< 360 d
PAMSA loan	USD	35.0	Fixed	Feb-23
IRCP NCN Class IV(2)	USD	137.7	5.0%	Sep-20
IRSA CP NCN Class II	USD	360.0	8.75%	Mar-23
IRSA CP’s Total Debt		550.0
Cash & Cash Equivalents + Investments (3)		203.3
Consolidated Net Debt		346.7
(1)
Principal amount in USD (million) at an exchange rate of Ps. 57.59 Ps. /USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2)
Net of repurchase.
(3)
“Cash & Cash Equivalents plus Investments” includes Cash & Cash Equivalents and Investments in Current Financial Assets.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2019

Israel Business Center

Financial debt as of June 30, 2019:

Indebtedness(1)	Net (NIS million)
IDBD’s Total Debt	2,173
DIC’s Total Debt	2,661
(1) IDBD's cash balance includes a sum of NIS 430M as collateral for the equity-swap transaction

XIV. Subsequent Material Events

Operations Center in Argentina

August 2019: Bonds issuance

On August 6, 2019, the Company reopened the Note Series I in the local market for the sum of USD 85.2 million, the auctioned bid price was 103.77%, which resulted in an internal annual rate of return of 8.75% nominal. Likewise, on the same date, the Notes Series II denominated in Chilean pesos, underwritable and payable in dollars, for an amount of CLP 31,502.6 million (equivalent to USD 45 million) were issued at a rate of 10.5% per within 12 months The funds will be used to refinance short-term liabilities and cancel negotiable obligations that expire during the year.

August 2019: Capital Contribution to Dolphin

On August 30, 2019, the Board of Directors has approved the subscription of a commitment with Dolphin Netherlands B.V., a Dutch company 100% controlled by our subsidiary Tyrus S.A., to make capital contributions in Dolphin Netherlands B.V. for up to NIS 210,000,000 (two hundred and ten million Israeli shekels), according to a schedule of commitments made by Dolphin Netherlands B.V. between September 2019 and September 2021 with IDB Development Corporation Ltd. (“IDBD”).

It is made known with reference to Dolphin Netherlands B.V. that said company would compromise to make contributions in its 100% controlled IDBD subject to the occurrence of certain facts according to the following scheme: (i) NIS 70,000,000 to be contributed immediately; (ii) NIS 70,000,000 to be contributed until September 2, 2020 and (iii) NIS 70,000,000 to be contributed until September 2, 2021. According to the agreement of Dolphin Netherlands B.V. with IDBD, those contributions may be considered as capital contributions resulting in the issuance of new IDBD shares in favour of the controller company or may be granted in the form of a subordinated loan.

October 2019: General Ordinary and Extraordinary Shareholders’ Meeting

At the General Ordinary and Extraordinary Shareholders’ Meeting held on October 30, 2019, the following matters, inter alia, were resolved:

●
Distribution of a dividend in kind for ARS 480 million in shares of IRSA Propiedades Comerciales, subsidiary of IRSA.

●
Fees payable to the Board of Directors and Supervisory Committee for fiscal year 2019 ended as of June 30, 2019.

●
Renewal of regular and alternate Directors due to expiration of their terms and appointment of three new independent directors. Acceptance of the resignation of a regular director.

●
Increase in the amount of the Global Note Program for up to USD 250 million. Delegation on the Board of Directors of the broadest powers to implement and determine the terms and conditions of the program

●
Stock Capital increase for up to par value of ARS 200 million through the issuance of up to 200 million common book-entry shares and delegation on the Board of Directors of the power to determine all the terms and conditions of the issuance.

●
Incentive plan for employees. management and directors to be integrated without premium for up to 1% of the Capital Stock.

13

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2019

November 2019: Dividend distribution announcement

The shareholders are informed that in accordance with the resolution of the Ordinary and Extraordinary General Assembly dated October 30, 2019 and the Board meeting dated October 31, 2019, it will be available to the shareholders as of November 14, 2019, a dividend in the amount of ARS 480,000,000, payable in shares of IRSA Propiedades Comerciales S.A., according to the price of the shares of that company as of October 29, 2019. The Company will pay the sum of 2,341,463 shares of IRSA Propiedades Comerciales S.A. at a ratio of 0.00404623926578 shares IRSA Propiedades Comerciales S.A. per IRSA share and 0.0404623926578 per IRSA ADR.

The Dividend will be charged to the fiscal year ended June 30, 2019, and it will be paid to all shareholders that have such quality as of November 13, 2019 according to the record kept by Caja de Valores S.A.

Additionally, it is reported that in order to harmonize the payment of the dividend in the local market and in the foreign market, the Board of Directors has decided that the dividend will be made available to the Shareholders on November 14, 2019.

November 2019: Call to General Ordinary and Extraordinary Shareholders’ Meeting

On November 8, 2019, the company calls the Ordinary and Extraordinary General Shareholders’ Meeting for December 12, 2019 to deal, among others, the following points:
● Consideration of the amendment of section twelfth article of the Bylaws.
● Determination of the number and consideration of appointment of regular and alternate directors for the term of three fiscal years.

Operations Center in Israel

July 2019: DIC notes repurchase

On July 15, 2019, DIC Board of Directors approved the extension of its notes repurchase plan (Series F and Series J), until July 15, 2020, for a total amount up to an additional NIS 200 million. During July 2019 DIC repurchased its own shares for an amount of NIS 300 million.

July and September 2019: Sale of Gav Yam shares

On July 1, 2019, PBC sold approximately 11.7% of Gav-Yam's share capital through private agreements. After this transaction, the stake of PBC in Gav-Yam changed from 51.7% to 40.0%. The consideration received for said sale was NIS 456 (approximately $5,472 at the day of the transaction).

Additionally, on September 1, PBC sold approximately an additional 5.14% of Gav-Yam shares, therefore the PBC stake in Gav-Yam went from 51.7% to 34.9%. It is estimated that as a result of these sales, PBC has lost control over Gav-Yam and will deconsolidate it in its financial statements.

August, September and November 2019: Sale of Clal shares

On August 28, 2019, the buyer of the transaction made in May notified the decision to exercise the option for the remaining 3% at a price of NIS 50 per share for a total amount of NIS 83 million. These shares were delivered through SWAP contracts.

On September 3, 2019, IDB concluded an agreement for the sale of an additional 6% of CLAL shares, of which 1% will be collected in cash (approximately NIS 29 million) and the remaining 5% through the receipt of securities of own debt (notes) for a nominal value of approximately NIS 190 million. The agreed price of the CLAL share was NIS 52.5 and the discount rate applied to the notes nominal value was between 21 and 25%.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2019

On May 2, 2019, IDBD had entered into an agreement with an unrelated buyer (a company owned by Eyal Lapidot) through which it granted an option to acquire Clal shares representing approximately 4.99% of its issued capital (and not less than 3%), at a price of NIS 47.7 per share. Subject to the exercise of the option by said buyer, the price would be paid 10% in cash and the rest through a loan that would be provided to the buyer by IDBD and / or by a related entity and / or by a banking corporation and / or financial institution, under the agreed conditions.

As a result of the aforementioned sales, at the time of closing, the holding of IDBD in Clal, directly and through swap contracts, was reduced to 30.3%.

XV. Summarized Comparative Consolidated Balance Sheet

(in ARS million)	09.30.2019	09.30.2018
Non-current assets	354,224	375,128
Current assets	164,070	158,978
Total assets	518,294	534,106
Capital and reserves attributable to the equity holders of the parent	37,674	36,094
Non-controlling interest	45,756	60,478
Total shareholders’ equity	83,430	96,572
Non-current liabilities	333,290	354,308
Current liabilities	101,574	83,226
Total liabilities	434,864	437,534
Total liabilities and shareholders’ equity	518,294	534,106

XVI. Summarized Comparative Consolidated Income Statement

(in ARS million)	09.30.2019	09.30.2018
Profit from operations	11,327	12,391
Share of profit of associates and joint ventures	77	173
Profit from operations before financing and taxation	11,404	12,564
Financial income	251	278
Financial cost	-5,663	-4,295
Other financial results	-7,971	-287
Inflation adjustment	-300	-73
Financial results, net	-13,683	-4,377
Profit before income tax	-2,279	8,187
Income tax	-1,833	456
Profit / (loss) for the period from continued operations	-4,112	8,643
(Loss) / Profit from discontinued operations after taxes	15,095	416
Profit for the period	10,983	9,059
Other comprehensive income / (loss) for the period	11,590	19,242
Total comprehensive income / (loss) for the period	22,573	28,301

Attributable to:
Equity holders of the parent	2,610	12,333
Non-controlling interest	19,963	15,968

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2019

XVII. Summary Comparative Consolidated Cash Flow

(in ARS million)	09.30.2019	09.30.2018
Net cash generated from operating activities	7,655	3,248
Net cash generated from investing activities	2,553	1,748
Net cash (used in) / generated from financing activities	-25,772	16,322
Net (decrease) / increase in cash and cash equivalents	-15,564	21,318
Cash and cash equivalents at beginning of year	68,060	65,329
Cash and cash equivalents reclassified to held for sale	26	-298
Foreign exchange gain on cash and changes in fair value of cash equivalents	10,147	22,252
Cash and cash equivalents at period-end	62,669	108,601

XVIII. Comparative Ratios

(in ARS million)	09.30.2019		09.30.2018
Liquidity
CURRENT ASSETS	164,070	1.62	107,465	1.63
CURRENT LIABILITIES	101,574		65,899
Indebtedness
TOTAL LIABILITIES	434,864	11.54	282,389	6.82
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	37,674		41,379
Solvency
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	37,674	0.09	41,379	0.15
TOTAL LIABILITIES	434,864		282,389
Capital Assets
NON-CURRENT ASSETS	354,224	0.68	252,818	0.70
TOTAL ASSETS	518,294		360,283

XIX.
EBITDA Reconciliation

In this summary report we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) interest income, (ii) interest expense, (iii) income tax expense, and (iv) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus (i) total financial results, net excluding interest expense, net (mainly foreign exchange differences, net gains/losses from derivative financial instruments; gains/losses of financial assets and liabilities at fair value through profit or loss; and other financial results, net) and minus (ii) share of profit of associates and joint ventures and minus (iii) net unrealized gains from fair value adjustment of investment properties.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to EBITDA and Adjusted EBITDA for the periods indicated:

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2019

For the three-month period ended September 30 (in ARS million)
	2019	2018
Profit for the period	10,983	9,059
(Loss) / Profit from discontinued operations	-15,095	-416
Interest income	-189	-223
Interest expense	5,411	4,110
Income tax	1,833	-456
Depreciation and amortization	2,973	1,894
EBITDA (unaudited)	5,916	13,968
Unrealized net gain from fair value adjustment of investment properties	-9,032	-10,187
Share of profit of associates and joint ventures	-77	-173
Dividends earned	-62	-55
Foreign exchange differences net	-6,646	-9,864
(Gain) / loss from derivative financial instruments	-165	-396
Fair value gains of financial assets and liabilities at fair value through profit or loss	2764	-9,181
Inflation adjustment	300	73
Other financial costs/income	12,270	19,913
Adjusted EBITDA (unaudited)	5,268	4,098
Adjusted EBITDA Margin (unaudited)(1)	28.31%	25.02%
(1) Adjusted EBITDA margin is calculated as Adjusted EBITDA, divided by revenue from sales, rents and services.

XX. Brief comment on future prospects for the Fiscal Year

This Fiscal Year presents challenges in both operations centers: Argentina and Israel. In Argentina, the political and economic outlook as of the issuance date of the financial statements is in a transition process, mainly motivated by the outcome of the general elections held in October of this year whose result produced a change in the Executive Power since next December with the consequent uncertainty regarding future political, economic a social decisions of the new administration. To this is added the situation in the region with some political and economic instability. Globally, we find the existence of trade conflicts between different countries and a slowdown in global growth that also has a negative impact on Latin America. The appreciation of international markets with respect to Argentina has become unstable as a result of the country's economic crisis and has influenced development expectations.

In this context, our subsidiary IRSA Propiedades Comerciales S.A. will keep working in order to optimize its operational efficiency. In shopping malls, IRCP will work on the occupancy of its vacant sqm in Dot Baires Shopping due to Walmart's anticipated exit and will continue innovating in the latest technological trends to get closer to customers and visitors. Regarding office segment, IRCP plans to open the 9th office building of the portfolio, “200 Della Paolera”, located in Catalinas, one of the most premium corporate areas in Argentina. This building, of approximately 35,000 m2 of ABL, 318 parking lots, services and amenities, will become an emblematic icon of the city while having LEED Certification, which will validate the best environmental practices to transform operational standards of the building. The commercialization is progressing with a good occupancy forecast for its opening, scheduled for the last quarter of the FY 2020.

In relation to the Business Center in Israel, we will continue working in 2020 on two important fronts: the sale of Clal Insurance and the requirement of the concentration law to reduce one more level of public company before December 2019. Likewise, we will continue to reduce the debt levels of the companies, selling those non-strategic assets of the portfolio and improving the operating margins of each of the operating subsidiaries. We trust on the value of this investment, from which we hope to obtain good results in the future.

On the national and international framework above mentioned, the Company is analyzing alternatives to appreciate its shares value. In that sense, the Board of Directors of the Company will continue in the evaluation of financial, economic and / or corporate tools that allow the Company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations. Within the framework of this analysis, the indicated tools may be linked to

17

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2019

corporate reorganization processes (merger, spin-off or a combination of both), disposal of assets in public and / or private form that may include real estate as well as negotiable securities owned by the Company, incorporation of shareholders through capital increases through the public offering of shares to attract new capital, issuance of convertible notes or subscription options or a combination of these three instruments, all as recently approved by the shareholders meeting of 10/30/2019, repurchase of shares and instruments similar to those described that are useful to the proposed objectives.

Considering the quality of the real estate portfolio, the diversification of our business by segment and by country and the franchise of the company to access the capital market, we are confident to continue consolidating the best portfolio in Argentina and Israel.

Eduardo Elsztain

Chairman

18